UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

Financial Statements

This report contains Paysafe Limited’s (“the Company”) Unaudited Condensed Consolidated Financial Statements as of September 30, 2025, including Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period presented therein.

Incorporation by Reference

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-256692), Registration Statement on Form S-8 (File No. 333-270582), Registration Statement on Form S-8 (File No. 333-279401) and Registration Statement on Form F-3 (File No. 333-263910), and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit	Description

101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Paysa
PAYSAFE LIMITED

By:	/s/ John Crawford
Name:	John Crawford
Title:	Chief Financial Officer

Date: November 13, 2025

TABLE OF CONTENTS

1.	Condensed Consolidated Interim Financial Statements (Unaudited) – September 30, 2025	F-1

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) / INCOME

(Unaudited)

(U.S. dollars in thousands, except per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Revenue	$433,815	$427,103	$1,263,033	$1,284,765
Cost of services (excluding depreciation and amortization)	183,045	178,099	547,406	532,297
Selling, general and administrative	130,065	143,907	413,671	438,774
Depreciation and amortization	68,771	70,088	204,622	207,028
Impairment expense on goodwill and other assets	—	119	1,295	795
Restructuring and other costs	12,738	340	26,420	1,520
Loss / (gain) on disposal of subsidiaries and other assets, net	196	187	(254)	508
Operating income	39,000	34,363	69,873	103,843
Other (expense) / income, net	(608)	(14,742)	(6,499)	2,010
Interest expense, net	(34,141)	(35,546)	(102,363)	(107,646)
Income / (loss) before taxes	4,251	(15,925)	(38,989)	(1,793)
Income tax expense / (benefit)	91,926	(2,948)	118,290	9,558
Net loss	$(87,675)	$(12,977)	$(157,279)	$(11,351)

Net loss per share – basic	$(1.52)	$(0.21)	$(2.67)	$(0.19)
Net loss per share – diluted	$(1.52)	$(0.21)	$(2.67)	$(0.19)

Net loss	$(87,675)	$(12,977)	$(157,279)	$(11,351)
Other comprehensive income, net of tax of $0:
Gain on foreign currency translation	1,477	18,108	20,208	4,441
Total comprehensive (loss) / income	$(86,198)	$5,131	$(137,071)	$(6,910)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	September 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$248,557	$216,683
Customer accounts and other restricted cash	937,382	1,081,896
Accounts receivable, net of allowance for credit losses of $4,875 and $7,994, respectively	157,587	158,197
Settlement receivables, net of allowance for credit losses of $5,435 and $4,082, respectively	161,984	138,565
Prepaid expenses and other current assets	110,633	81,298
Derivative financial assets – current	1,418	—
Contingent consideration receivable – current	1,498	—
Total current assets	1,619,059	1,676,639
Deferred tax assets	993	91,304
Property, plant and equipment, net	28,000	24,297
Operating lease right-of-use assets	39,417	40,620
Derivative financial assets – non-current	—	5,502
Intangible assets, net	910,520	981,315
Goodwill	2,073,067	1,976,851
Contingent consideration receivable – non-current	3,312	—
Other assets – non-current	14,798	12,806
Total assets	$4,689,166	$4,809,334

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$194,327	$176,940
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,141,118	1,235,104
Operating lease liabilities – current	9,041	7,653
Income taxes payable	12,016	5,495
Warrant liabilities – current	997	—
Contingent consideration payable – current	767	8,070
Liability for share-based compensation – current	1,338	2,126
Total current liabilities	1,369,794	1,445,578
Non-current debt	2,486,793	2,353,358
Operating lease liabilities – non-current	33,105	35,573
Deferred tax liabilities	86,329	91,570
Warrant liabilities – non-current	—	1,401
Derivative financial liabilities – non-current	968	—
Liability for share-based compensation – non-current	1,090	2,268
Contingent consideration payable – non-current	672	325
Total liabilities	3,978,751	3,930,073
Commitments and contingent liabilities
Shareholders' equity
Common shares - $0.012 par value; 1,600,000,000 shares authorized; 63,587,424 shares issued and 57,462,927 outstanding as of 30 September 2025, and 62,511,104 shares issued and 59,888,304 outstanding as of December 31, 2024	763	750
Additional paid in capital	3,216,220	3,199,119
Accumulated deficit	(2,394,813)	(2,237,534)
Treasury shares - at cost; 6,124,497 shares as of September 30, 2025 and 2,622,800 shares as of December 31, 2024	(91,475)	(42,586)
Accumulated other comprehensive loss	(20,280)	(40,488)
Total shareholders' equity	710,415	879,261
Total liabilities and shareholders' equity	$4,689,166	$4,809,334

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited)

(U.S. dollars in thousands)

	Common shares	Additional paid in capital	Accumulated deficit	Treasury shares	Accumulated other comprehensive loss	Total Shareholders' equity
December 31, 2024	$750	$3,199,119	$(2,237,534)	$(42,586)	$(40,488)	$879,261
Net loss	-	-	(19,472)	-	-	(19,472)
Gain on foreign currency translation, net of tax of $0	-	-	-	-	4,076	4,076
Restricted stock units issued (Note 11)	1	(1)	-	-	-	-
Share-based compensation	-	7,624	-	-	-	7,624
Common shares repurchased (Note 12)	-	-	-	(9,998)	-	(9,998)
Common shares reissued (Note 12)		49		345		394
March 31, 2025	$751	$3,206,791	$(2,257,006)	$(52,239)	$(36,412)	$861,885
Net loss	-	-	(50,132)	-	-	(50,132)
Gain on foreign currency translation, net of tax of $0	-	-	-	-	14,655	14,655
Restricted stock units issued (Note 11)	11	(11)	-	-	-	-
Share-based compensation	-	140	-	-	-	140
Common shares repurchased (Note 12)	-	-	-	(20,000)	-	(20,000)
Common shares reissued (Note 12)	-	(33)	-	403	-	370
June 30, 2025	$762	$3,206,887	$(2,307,138)	$(71,836)	$(21,757)	$806,918
Net loss	-	-	(87,675)	-	-	(87,675)
Gain on foreign currency translation, net of tax of $0	-	-	-	-	1,477	1,477
Restricted stock units issued (Note 11)	1	(1)	-	-	-	-
Share-based compensation	-	7,426	-	-	-	7,426
Common shares repurchased (Note 12)	-	-	-	(20,000)	-	(20,000)
Common shares reissued (Note 12)	-	(58)	-	361	-	303
Capital contribution (Note 11)	-	1,966	-	-	-	1,966
September 30, 2025	$763	$3,216,220	$(2,394,813)	$(91,475)	$(20,280)	$710,415

	Common shares	Additional paid in capital	Accumulated deficit	Treasury shares	Accumulated other comprehensive loss	Total Shareholders' equity
December 31, 2023	$741	$3,166,012	$(2,259,694)	$—	$(23,746)	$883,313
Net income	-	-	3,056	-	-	3,056
Loss on foreign currency translation, net of tax of $0	-	-	-	-	(7,612)	(7,612)
Restricted stock units issued (Note 11)	1	(1)	-	-	-	-
Share-based compensation	-	9,149	-	-	-	9,149
Common shares repurchased (Note 12)				(14,000)		(14,000)
March 31, 2024	$742	$3,175,160	$(2,256,638)	$(14,000)	$(31,358)	$873,906
Net loss	-	-	(1,430)	-	-	(1,430)
Loss on foreign currency translation, net of tax of $0	-	-	-	-	(6,055)	(6,055)
Restricted stock units issued (Note 11)	7	(7)	-	-	-	-
Share-based compensation	-	5,589	-	-	-	5,589
Common shares repurchased (Note 12)	-	-	-	(11,000)	-	(11,000)
Capital contribution (Note 11)	-	1,843	-	-	-	1,843
June 30, 2024	$749	$3,182,585	$(2,258,068)	$(25,000)	$(37,413)	$862,853
Net loss	-	-	(12,977)	-	-	(12,977)
Gain on foreign currency translation, net of tax of $0	-	-	-	-	18,108	18,108
Restricted stock units issued (Note 11)	1	(1)	-	-	-	-
Share-based compensation	-	9,040	-	-	-	9,040
September 30, 2024	$750	$3,191,624	$(2,271,045)	$(25,000)	$(19,305)	$877,024

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Nine months ended September 30,
	2025	2024
Cash flows from operating activities
Net loss	$(157,279)	$(11,351)
Adjustments for non-cash items:
Depreciation and amortization	206,136	208,006
Unrealized foreign exchange (gain) / loss	(10,677)	7,139
Deferred tax expense / (benefit)	82,487	(17,751)
Interest expense, net	9,217	(1,662)
Share-based compensation	24,811	35,015
Other income, net	(169)	(6,939)
Impairment expense on goodwill and other assets	1,295	795
Allowance for credit losses and other	31,766	28,841
(Gain) / loss on disposal of subsidiary and other assets, net	(254)	508
Non-cash lease expense	6,991	6,718
Movements in working capital:
Accounts receivable, net	(20,642)	(42,214)
Prepaid expenses and other current assets	(3,893)	(7,635)
Accounts payable and other liabilities	(17,037)	(7,769)
Income tax payable / receivable	8,492	3,208
Net cash flows provided by operating activities	161,244	194,909
Cash flows in investing activities
Purchase of property, plant & equipment	(9,461)	(11,434)
Purchase of merchant portfolios	(15,223)	(7,224)
Other intangible asset expenditures	(72,139)	(68,409)
Disposal of subsidiary	1,948	—
Cash inflow from merchant reserves	15,927	6,510
Cash outflow from merchant reserves	(26,373)	—
Receipts under derivative financial instruments	3,617	7,234
Other investing activities	164	1,958
Net cash flows used in investing activities	(101,540)	(71,365)
Cash flows from financing activities
Repurchases of shares withheld for taxes	(9,938)	(6,641)
Proceeds from employee share purchase plan	938	159
Purchase of treasury shares	(49,998)	(25,000)
Settlement funds - merchants and customers, net	(208,467)	(220,123)
Repurchases of borrowings	—	(80,253)
Proceeds from loans and borrowings	82,811	159,291
Repayments of loans and borrowings	(98,678)	(124,916)
Payment of debt issuance costs	—	(491)
Proceeds under line of credit	641,000	650,000
Repayments under line of credit	(636,000)	(675,000)
Contingent consideration paid	(7,319)	(8,949)
Other financing activities	300	—
Net cash flows used in financing activities	(285,351)	(331,923)
Effect of foreign exchange rate changes	113,007	4,189
Decrease in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(112,640)	$(204,190)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,298,579	1,498,269
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,185,939	$1,294,079

	Nine months ended September 30,
	2025	2024
Supplemental cash flow disclosures:
Cash paid for interest	$93,146	$109,308
Cash paid for income taxes, net	$27,311	$24,101

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the unaudited condensed consolidated statement of financial position to the total of the same amounts shown in the unaudited condensed consolidated statement of cash flows:

	Nine months ended September 30,
	2025	2024
Cash and cash equivalents	$248,557	$241,381
Customer accounts and other restricted cash	937,382	1,052,698
Total cash and cash equivalents, including customer accounts and other restricted cash	$1,185,939	$1,294,079

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(U.S. dollars in thousands, except per share data)

1. Basis of presentation and summary of significant accounting policies

Description of the Business

In these unaudited condensed consolidated financial statements and related notes, Paysafe Limited, and its consolidated subsidiaries are referred to collectively as “Paysafe,” “we,” “us,” and “the Company” unless the context requires otherwise. Paysafe is a leading global provider of end-to-end payment solutions. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through our payment platforms.

Paysafe Limited was incorporated as an exempted limited company under the laws of Bermuda on November 23, 2020 for purposes of effectuating the merger (the “Transaction”) with Foley Trasimene Acquisition Corp. II (“FTAC”), a special purpose acquisition company that completed its Initial Public Offering (“IPO”) in August 2020, and Pi Jersey 1.5 Limited (“Legacy Paysafe”).

In connection with the Transaction, which was consummated on March 31, 2021, the Company’s common shares and warrants were listed on the New York Stock Exchange under the symbols PSFE and PSFE.WS, respectively. Subsequent to the Transaction, Pi Jersey Topco Limited (“Topco”), funds advised by affiliates of CVC Capital Partners (such funds collectively, “CVC”) and The Blackstone Group Inc. (“Blackstone”) continue to retain ownership in the Company.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2025 and the comparative financial information for the three and nine months ended September 30, 2024 and for the year ended December 31, 2024 include the accounts of the Company, based upon information of Paysafe Limited.

All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included.

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024 on Form 20-F filed on March 4, 2025.

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Operating results for the three and nine months ended September 30, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025 or any other interim period.

On February 28, 2025, the Company finalized a definitive agreement to sell substantially all of the assets related to its direct marketing payment processing business line, previously part of the Merchant Solutions segment (See Note 10). The income associated with this business prior to disposal is included in income from continuing operations as the sale of the business did not qualify as discontinued operations.

Disaggregation of Revenue

The Company provides payment solutions through two primary lines of business: Merchant Solutions and Digital Wallets. For each primary source of revenue within these business lines, the Company’s main performance obligation is to stand ready to provide payment services to merchants and consumers. Due to the concentration of economic factors, products and services in each of the business lines, the Company has presented disaggregated revenue at the segment level (See Note 16).

We do not have any material contract balances associated with our contracts with customers as of September 30, 2025 and December 31, 2024. The Company has elected to exclude disclosing any contracts with an original duration of one year or less and any variable consideration that meets specified criteria. The Company’s most significant performance obligations consist of variable consideration under a stand-ready series of distinct days of service, which typically represent all or almost all of the total transaction price for the related contract. The variable consideration that will be allocated to future days of service is not required to be disclosed as these days of services are wholly unsatisfied at the Company’s reporting date. The aggregate fixed consideration portion of customer contracts with an initial contract duration greater than one year is not material.

Significant accounting policies

In December 2023, the FASB issued ASU 2023-08, Intangibles – Goodwill and Other – Crypto assets. This update provides guidance on the accounting for and disclosure of crypto assets by requiring that crypto assets that meet criteria defined by the ASU to 1) be measured at fair value separately from other intangible assets in the statement of financial position, 2) to present remeasurement separately from other changes in other intangible assets in the statement of comprehensive income, and 3) to enhance disclosure requirements related to the crypto assets, including providing roll-forward information of crypto asset holdings. This update is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2023-08 on January 1, 2025 which did not have a material impact on the Company’s consolidated financial statements.

There have been no material changes in our significant accounting policies during the nine months ended September 30, 2025. A detailed discussion of our significant accounting policies is included within the audited consolidated financial statements for the year ended December 31, 2024 on Form 20-F filed on March 4, 2025.

Accounting Pronouncements not yet Adopted

Income Taxes

In December 2023, the FASB issued ASU 2023-09, which amends Income taxes (Topic 270). This update enhances annual income tax disclosure requirements, primarily by requiring public business entities to provide disclosures regarding the statutory tax rate and effective tax rate in tabular format with specific categories identified, and to provide additional disclosures for reconciling items that meet quantitative thresholds. This update is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company expects to adopt this guidance in our December 31, 2025 annual financial statements and this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which is intended to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. This update requires public business entities to expand disclosures about specific expense categories in the notes to the financial statements, including inventory, employee compensation, depreciation, and intangible asset amortization, among others. This update is effective for annual periods beginning after December 15, 2026 and for interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact of the adoption of this update on the consolidated financial statements.

Financial Instruments - Credit Losses

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Estimated Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This update allows entities to elect a practical expedient when developing reasonable and supportable forecasts as part of estimating expected credit losses that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. This update is effective for annual periods beginning after December 15, 2025, and for interim reporting periods within those annual reporting periods, with early adoption permitted. The Company expects to adopt this guidance on January 1, 2026 and this guidance is not expected to have a material impact on the Company's consolidated financial statements.

Intangibles - Goodwill and Other - Internal Use Software

In September 2025, the FASB issues ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This update removes all references to software development project stages and requires entities to start capitalizing software costs when both of the following occur: (i) management has authorized and committed to funding the software project and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. This update is effective for annual periods beginning after December 15, 2027, and for interim periods within those annual periods, with early adoption permitted. The Company is evaluating the impact of the adoption of this update on our consolidated financial statements

2. Net loss per share

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to the Company.

The Company uses the treasury stock method of calculating diluted net loss per share. For the three and nine months ended September 30, 2025 and 2024, we excluded all potentially dilutive restricted stock units, stock options and warrants in calculating diluted net loss per share as the effect was antidilutive (See Note 11 and 13).

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Numerator
Net loss - basic	$(87,675)	$(12,977)	$(157,279)	$(11,351)
Net loss - diluted	$(87,675)	$(12,977)	$(157,279)	$(11,351)

Denominator
Weighted average shares – basic	57,626,623	60,748,810	58,910,378	61,023,855
Weighted average shares – diluted	57,626,623	60,748,810	58,910,378	61,023,855

Net loss per share
Basic	$(1.52)	$(0.21)	$(2.67)	$(0.19)
Diluted	$(1.52)	$(0.21)	$(2.67)	$(0.19)

3. Taxation

For the nine months ended September 30, 2025, we accounted for income taxes by applying an estimated annual effective tax rate to year to date pre-tax book income, with the effects of any discrete income tax items recognized in the period in which it occurred. For the nine months ended September 30, 2024, we utilized the discrete effective tax method as allowed under ASC 740, Income Taxes, to calculate the interim tax provision. The discrete method treats the year to date period as if it was the annual period and determines the income tax expense or benefit on that basis. We believed that the use of the discrete method was more appropriate than the annual effective tax rate method as small changes in estimated pre-tax book income or loss would result in significant changes in the estimated annual effective tax rate.

Our effective tax rate for the three months ended September 30, 2025 and 2024 was 2,162.5% and 18.5%, respectively. The difference between our effective tax rate and the U.K. statutory rate of 25% for the three months ended September 30, 2025 was primarily the result of recognition of valuation allowance related to our recoverability of deferred tax assets on tax losses and restricted interest carryforwards in the U.S. and U.K. The difference between our effective tax rate and the U.K. statutory rate of 25% for the three months ended September 30, 2024 was primarily the result of charges relating to U.S. Base Erosion and Anti-Abuse Tax ("BEAT") that is applicable in the United States on payments made to foreign related parties.

Our effective tax rate for the nine months ended September 30, 2025 and 2024 was (303.4%) and (533.1%), respectively. The difference between our effective tax rate and the U.K. statutory rate of 25% for the nine months ended September 30, 2025 was primarily the result of recognition of valuation allowance related to our recoverability of deferred tax assets on tax losses and restricted interest carryforwards in the U.S. and the U.K. The difference between our effective tax rate and the U.K. statutory rate for the nine months ended September 30, 2024 was primarily the result of changes to our valuation allowance related to our recoverability of deferred tax assets on restricted interest carryforwards, charges relating to BEAT and items identified as discrete during the year.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred assets will be realized. The ultimate realization of the deferred tax asset is dependent upon generation of future taxable income during the period in which those temporary differences become deductible. Evaluating the need for a valuation allowance for deferred tax assets requires judgment and analysis of all the positive and negative evidence available, including cumulative losses in recent years and projected future taxable income to determine whether all or some portion of the deferred tax assets will not be realized. In the second quarter, the Company concluded that the deferred tax assets on tax losses and restricted interest carryforwards in the U.K were not realizable on a more likely than not basis. As a result, a valuation allowance of $33,178 has been recognized related to these deferred tax assets for the nine months ended September 30, 2025.

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act ("OBBBA"). The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, domestic research cost expensing, and the business interest expense limitation. ASC 740, “Income Taxes”, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. The law became effective in the third quarter, which reduced the Company's sources of future taxable income against which it can recognize deferred tax assets. As a result, an additional valuation allowance of $81,236 has been recognized related to the U.S. deferred tax assets for the three and nine months ended September 30, 2025.

4. Goodwill

Changes in the carrying amount of goodwill are as follows:

	Merchant Solutions(1)	Digital Wallets (2)	Total
Balance as of December 31, 2024	$637,446	$1,339,405	$1,976,851
Foreign exchange	—	98,618	98,618
Reduction during the period (3)	(2,402)	—	(2,402)
Balance as of September 30, 2025	$635,044	$1,438,023	$2,073,067

(1)
Accumulated impairment loss was $1,159,145 as of September 30, 2025 and December 31, 2024 within the Merchant Solutions segment.
(2)
Accumulated impairment loss was $723,042 as of September 30, 2025 and December 31, 2024 within the Digital Wallets segment.
(3)
Reductions to goodwill within the Merchant Solutions segment relate to the sale of the direct marketing payment processing business line (See Note 10). Goodwill was allocated using a fair value allocation methodology which considered an income and market approach (a Level 3 measurement) as well as the fair value consideration of the disposed business (a Level 2 measurement).

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. No such events and circumstances were identified during the nine months ended September 30, 2025. However, we have performed our annual goodwill impairment test as of October 1, 2025 which did not result in an impairment. The Company considers its reporting units to be at the operating segment level.

We performed our goodwill impairment test using a weighting of both market and income approaches. The market approach was based on guideline comparable companies and the key assumptions included selected Earnings Before Interest Tax Depreciation and Amortization ("EBITDA") multiples. The income approach was based on a discounted cash flow model and the key assumptions included the discount rate and future cash flows such as long-term growth rates. These valuation methods use assumptions which are considered Level 3 inputs in the fair value hierarchy (See Note 13).

Selected multiples were determined based on guideline comparable companies and discounted based on business-specific considerations. The cash flow forecast, including long term growth rates, considers past experience and future market expectations. Discount rate assumptions are based on determining a cost of debt and equity and an assessment as to whether there are risks not adjusted for in the future cash flows of the respective reporting unit. It is reasonably possible that a decline in market capitalization could materially impact the estimates in the goodwill impairment assessment. In addition, deterioration in financial performance of either reporting unit, or significant changes in key assumptions used in the annual impairment assessment, such as the discount rate, could result in an impairment charge in future.

5. Intangible assets

The Company’s intangible assets consisted of the following:

	September 30, 2025	December 31, 2024
Brands	$175,200	$162,575
Software development costs	1,061,772	935,888
Customer relationships	1,591,653	1,524,623
Computer software	45,611	39,220
Gross carrying value	$2,874,236	$2,662,306

Brands	134,831	113,474
Software development costs	793,153	664,536
Customer relationships	996,039	873,840
Computer software	39,693	29,141
Accumulated amortization	$1,963,716	$1,680,991
Intangible assets, net	$910,520	$981,315

Amortization expense on intangible assets for the three months ended September 30, 2025 and 2024, was $66,949 and $67,991, respectively. Amortization expense on intangible assets for the nine months ended September 30, 2025 and 2024 was $199,001 and $201,156, respectively. The increase in gross intangible assets during the nine months ended September 30, 2025, relates mainly to the impact of favorable exchange rates on customer relationships and software development costs, as well as capitalized development costs.

The Company performs an impairment analysis on intangible assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets may not be recoverable. No impairment expense was recognized for three months ended September 30, 2025 and $119 was recognized for the three months ended September 30, 2024 related to software development costs which had no future economic benefit. For the nine months ended September 30, 2025 and 2024 impairment expenses of $657 and $795, respectively, were recognized related to software development costs which had no future economic benefit.

6. Allowance for credit losses

The Company has exposure to credit losses for financial assets, including settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

The following table summarizes the expected credit allowance activity for settlement receivables, net; accounts receivable, net; and financial guarantee contracts and other, for the nine months ended September 30, 2025:

	Accounts receivable, net	Settlement receivables, net (2)	Financial guarantee contracts and other	Total allowance for current expected credit losses
Balance as of December 31, 2024	$7,994	$4,082	$11,122	$23,198
Credit loss expense	20,381	5,138	1,791	27,310
Recoveries	1,473	3,462	-	4,935
Write-Offs	(25,065)	(7,089)	(175)	(32,329)
Other (1)	92	(158)	135	69
Balance as of September 30, 2025	$4,875	$5,435	$12,873	$23,183

(1)
Other mainly relates to the impact of foreign exchange.
(2)
Recoveries / (losses) from freestanding credit enhancements related to Settlement receivables, net, were $261 and $177 for the three months ended September 30, 2025 and 2024, respectively, and $479 and ($160) for the nine months ended September 30, 2025 and 2024, respectively. Recoveries from freestanding credit enhancements related to Settlement receivables, net are recorded separately from expected credit losses in "Selling, general and administrative" in the unaudited condensed consolidated statement of comprehensive (loss) / income.

Credit loss expense for the three months ended September 30, 2025 and 2024 was $13,220 and $8,961, respectively, and for the nine months ended September 30, 2025 and 2024 was $27,310 and $23,687, respectively. The increase in credit loss expense from the three and nine months ended September 30, 2024 to the three and nine months ended September 30, 2025 was primarily the result of a specific provision for expected chargebacks related to an individual merchant in the Merchant Solutions segment, offset partially by a decrease caused by a lower volume of transactions in the Merchant Solutions segment following the disposal of the direct marketing payment processing business line (Note 10). Write-offs for the three months ended September 30, 2025 and 2024 were $9,924 and $8,446, respectively, and for the nine months ended September 30, 2025 and 2024 were $32,329 and $28,471, respectively. The increase was driven by the write off of irrecoverable amounts receivable in the Merchant Solutions segment.

7. Debt

The Company's current facilities include the following:

(i) $305,000 senior secured revolving credit facility (the “Revolving Credit Facility”);

(ii) $1,018,000 aggregate principal amount senior secured USD first lien term loan facility (the “Term Loan Facility (USD)”)(comprising the original $628,000 and incremental $390,000 facility);

(iii) €710,000 aggregate principal amount senior secured EUR first lien term loan facility (the “Term Loan Facility (EUR)”) (comprising the original €435,000 and an incremental €275,000 facility); and

(iv) $400,000 aggregate principal amount of USD secured notes and €435,000 aggregate principal amount of EUR secured notes (“Secured Notes”).

The Company has made drawdowns and repayments on the Revolving Credit Facility throughout the quarter. As of September 30, 2025 and December 31, 2024, $111,943 and $90,713, respectively, was drawn down on the Revolving Credit Facility.

Line of Credit

The Company has a Line of Credit of $75,000 which is restricted for use in funding settlements in the Merchant Solutions business and is secured against known transactions. During the year ended December 31, 2024, the Company signed an amendment to extend the maturity of the Line of Credit from June 2025 to July 2027. As of September 30, 2025 and December 31, 2024, the Company had outstanding balances of $70,000 and $65,000, respectively.

The key terms of these facilities are as follows:

Facility	Currency	Interest Rate (1)	Effective Interest Rate (2)	Facility Maturity Date	Principal Outstanding as of September 30, 2025 (Local Currency)	Principal Outstanding at September 30, 2025 (USD)
Term Loan Facility (USD) (3)	USD	USD SOFR (6) + 0.11%(4) + 2.75% (0.5% floor)	7.7%	Jun-28	$821,231	$821,231
Term Loan Facility (EUR) (5)	EUR	EURIBOR + 3.00% (0% floor)	5.7%	Jun-28	586,281	688,043
Secured Loan Notes (EUR)	EUR	3.00%	3.2%	Jun-29	421,362	494,498
Secured Loan Notes (USD)	USD	4.00%	4.2%	Jun-29	337,206	337,206
Revolving Credit Facility (USD)	USD	BASE + 0.10%(4) + 2.25% (0% floor)	6.6%	Dec-27	65,000	65,000
Revolving Credit Facility (EUR)	EUR	BASE + 2.25% (0% floor)	4.2%	Dec-27	40,000	46,943
Line of Credit	USD	Term SOFR (6) + 2.70%	7.1%	Jul-27	70,000	70,000
Total Principal Outstanding						$2,522,921

(1)
For facilities which utilize the EURIBOR and SOFR rates, a rate floor of 0% and 0.5% applies, respectively.
(2)
The effective interest rate is as of September 30, 2025.
(3)
Represents Term Loan Facility (USD) and USD Incremental Term Loan as defined under the current facilities.
(4)
Represents a credit spread adjustment to reflect the historical difference between LIBOR and SOFR.
(5)
Represent Term Loan Facility (EUR) and EUR Incremental Term Loan as defined under the current facilities.
(6)
The Term Secured Overnight Financing Rate ("Term SOFR") is the forward-looking term rate based on the SOFR. The Term SOFR is administered by the CME Group Benchmark Association Limited.

	September 30, 2025	December 31, 2024
Principal Outstanding	$2,522,921	$2,390,689
Unamortized debt issuance cost	(25,938)	(27,141)
Total	2,496,983	2,363,548
Short-term debt	10,190	10,190
Non-current debt	$2,486,793	$2,353,358

For the three months ended September 30, 2025 and 2024, interest expense, including amortization of deferred debt issuance cost, was $34,141 and $35,546, respectively. For the nine months ended September 30, 2025 and 2024, interest expense, including amortization of deferred debt issuance cost, was $102,363 and $107,646, respectively.

Maturity requirements on debt as of September 30, 2025 by year are as follows:

Remainder 2025	$2,547
2026	10,190
2027	192,133
2028	1,486,347
2029	831,704
Total	$2,522,921

During both the three months ended September 30, 2025 and 2024, the Company made principal payments of $2,547 under its Term Loan Facility. During both the nine months ended September 30, 2025 and 2024, the Company made principal payments of $7,642 under its Term Loan Facility and during the nine months ended September 30, 2025 made voluntary prepayments of $25,292.

During the three months ended September 30, 2024, the Company repurchased $9,275 under the Term Loan Facility and $3,375 under the Secured Loan Notes. During the nine months ended September 30, 2024, the Company repurchased $73,499 under the Term Loan Facility and $8,375 of Secured Loan Notes. This resulted in a gain on repurchase of $325 and $1,621 for the three and nine months ended September 30, 2024, respectively, recognized within "Other (expense) / income, net" within the unaudited condensed consolidated statements of comprehensive loss. The Company did not repurchase any debt during three or nine months ended September 30, 2025.

Compliance with Covenants

The Company’s facilities as described above contain affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and Revolving Credit Facility utilization, as defined in the debt agreement. The financial covenants under the facilities require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months ("LTM") EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its covenants as of the date of issuance of these unaudited condensed consolidated financial statements.

Letters of Credit

As of September 30, 2025 and December 31, 2024, the Company had issued approximately $151,081 and $142,666, letters of credit, respectively, for use in the ordinary course of business.

8. Derivative Instruments

The Company’s derivative instruments consist of interest rate swap agreements ("interest rate contracts"). The interest rate swaps mitigate the exposure to the variable-rate debt by effectively converting the floating-rate payments to fixed-rate payments. During the nine months ended September 30, 2025 and 2024, the Company entered into forward starting interest rate swaps. The interest rate contracts are measured at fair value using a discounted cash flow methodology and not designated as a hedge for accounting purposes; as such, any fair value changes are recorded in “Other (expense) / income, net” in the unaudited condensed consolidated statement of comprehensive (loss) / income in the respective period of the change.

The following table summarized the notional amount at inception and fair value of these instruments recognized as "Derivative financial assets and liabilities" in the unaudited condensed consolidated statements of financial position:

Derivative financial instrument	Fixed rate	Notional amount	Index	Effective date	Maturity Date	Fair value of asset / (liability) as at September 30, 2025	Fair value of asset as at December 31, 2024
Interest rate swap	2.1%	$165,924	USD-1 month SOFR	March 31, 2022	March 31, 2026	$1,418	$4,766
Forward starting interest rate swap	3.3%	$110,047	USD-1 month SOFR	March 31, 2026	December 31, 2027	$(134)	$736
Forward starting interest rate swap	3.6%	$101,000	USD-1 month SOFR	March 31, 2026	March 31, 2028	$(834)	$-

During the three months ended September 30, 2025 and 2024 the Company recognized a gain / (loss) of $222 and ($3,186), respectively, of which ($884) and ($5,471), respectively, is associated with remeasuring the derivative instrument to fair value at the end of the reporting period. The fair value remeasurement is netted by monthly cash receipts on the interest rate contracts for the three months ended September 30, 2025 and 2024 of $1,106 and $2,285, respectively.

During the nine months ended September 30, 2025 and 2024 the Company recognized a (loss) / gain of ($1,435) and $1,224, respectively, of which ($5,052) and ($6,010), respectively, is associated with remeasuring the derivative instrument to fair value at the end of the reporting period. The fair value remeasurement is netted by monthly cash receipts on the interest rate contracts for the nine months ended September 30, 2025 and 2024 of $3,617 and $7,234, respectively.

For further information regarding the fair value of the derivative instruments see discussion in Note 13 and 15.

9. Contingent consideration payable

Contingent consideration payable is comprised of the following balances:

Balance as of December 31, 2024	$8,395
Payments made during the period	(7,319)
Additions in the period	1,694
Fair value loss and other	(1,331)
Balance as of September 30, 2025	$1,439
Current	$767
Non-current	$672

During the nine months ended September 30, 2025, the Company paid $7,319 of the contingent consideration payable related to a prior period acquisition. The remaining contingent consideration, including additions in the current year, arose as part of the consideration of merchant buyouts and is payable in cash subject to the future financial performance of the acquisitions.

10. Gain on disposal of subsidiaries and other assets, net

On February 28, 2025, the Company disposed of substantially all of the assets in its direct marketing payment processing business line (Paysafe Direct, LLC) to KORT Payments for total consideration consisting of $1,948 cash and up to $50,000 of contingent consideration (the "Disposal"). The contingent consideration is dependent upon the achievement of certain financial performance metrics of the direct marketing payment processing business line. As of September 30, 2025, a receivable of $4,810 is recorded within "Contingent consideration receivable" within the unaudited condensed consolidated statements of financial position, with $1,498 recognized as a current asset, and $3,312 as a non-current asset. The consideration for financial performance conditions will be payable in five earnout payments each due in the first quarter of the years ended December 31, 2026 to December 31, 2030.

Cash consideration	$1,948
Contingent consideration (1)	4,138
Total consideration	$6,086
Less: Assets disposed (2)	5,347
Gain on disposal of subsidiary	$739
(1)
The contingent consideration receivable arising from disposals of subsidiaries and other assets is recognized at fair value on the disposal date using a discounted cash flow methodology (a Level 3 measurement) and will be revalued each reporting period. The contingent consideration to be received is based on the future performance of the disposed business. During the nine months ended September 30, 2025, the fair value of the contingent consideration receivable increased by $672 due to improved performance indicators of the direct marketing payment processing business line, as well as adjustments to discount rate assumptions. The fair value gain is recorded within "Other (expense) / income, net" within the unaudited condensed consolidated statement of comprehensive (loss) / income (Note 15).
(2)
Assets disposed include software development costs, property, plant and equipment and goodwill.

As a result of the Disposal, the Company recognized a gain of $739 during the nine months ended September 30, 2025, recorded in "Loss / (gain) on disposal of subsidiaries and other assets, net".

In connection with the Disposal, the Company also entered into a Transition Services Agreement (“TSA”) to provide KORT Payments with certain transitional services, including administrative, information technology, risk and compliance, procurement, and other corporate services for a period up to 15 months. The transition service fees earned related to the TSA are not significant.

Following the disposal of the direct marketing payment processing business line, the leased office space in California is no longer being used by the Company and is subleased. A recoverability test was performed on the remaining asset within the asset group and it was determined that the asset was not recoverable. This resulted in an impairment of the right of use asset associated with the office lease, which was determined using a discounted cash flow methodology (a Level 2 measurement). An amount of $638 has been included as part of "Impairment expense on goodwill and other assets" for the nine months ended September 30, 2025.

11. Share-based Compensation

The Company operates two share-based employee compensation plans: the 2018 Pi Jersey Topco Limited Plan ("2018 Plan") for which a majority of the shares vested upon completion of the Transaction (See Note 1) and the 2021 Omnibus Incentive Plan ("2021 Plan"). The 2021 Plan serves as the successor to the 2018 Plan. The 2021 Plan became effective as of March 30, 2021 upon closing of the Transaction. Outstanding awards under the 2018 Plan continue to be subject to the terms and conditions of the 2018 Plan. No additional awards are expected to be granted in the future under the 2018 Plan. Share-based compensation expense recognized during the three months ended September 30, 2025 and 2024 under both plans was $5,895 and $12,690, respectively. Share-based compensation expense recognized during the nine months ended September 30, 2025 and 2024 under both plans was $24,811 and $35,015, respectively. As of September 30, 2025, unrecognized share-based compensation expense was $47,999.

2021 Plan

As of September 30, 2025, there were 15,209,712 shares authorized for award under the 2021 Plan. Under the 2021 Plan, restricted stock units (“RSUs”) that have a service condition only, generally vest ratably over three years. Performance restricted stock units (“PRSUs”) generally vest at the end of one to three years. The number of PRSUs that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount.

The following table summarizes restricted stock unit activity during the nine months ended September 30, 2025.

	Restricted Stock Units	Weighted average grant date fair value
Nonvested as of December 31, 2024	3,670,093	$18.02
Granted (1)	2,935,617	$15.99
Vested (2)	(1,684,060)	$20.06
Forfeited	(404,283)	$16.67
Performance adjustments (3)	3,040	-
Nonvested as of September 30, 2025	4,520,407	$16.21

(1)
Represents RSUs and PRSUs granted based on performance target achievement of 100%.
(2)
Represents the total number of shares vested during the period. Common shares issued, as presented within the unaudited condensed consolidated statement of shareholders' equity, are net of shares withheld for taxes. The total grant date fair value of units vested was $33,573.
(3)
Represents the adjustment to the number of PRSUs based on actual performance compared to target.

Stock options

There were no stock options granted during the nine months ended September 30, 2025 and 2024. There are 166,666 stock options outstanding as of September 30, 2025, all of which are exercisable. The exercise price of each option is based on either one or two times the fair market value of the Company’s stock at the date of grant. The options have a contractual ten-year life and vest annually in equal increments over three years.

Other share-based payment awards

During the nine months ended September 30, 2025, the Company adopted a short-term incentive program pursuant to which fully-vested shares of the Company’s common stock would be issued at or around the time of determining the Company’s performance under such program in early 2026, if the Company achieves certain performance targets. The potential issuance of these shares of common stock are accounted for as share-based payment awards granted under the 2021 Plan. These awards are liability-classified share-based payment awards under ASC 718 as the value of the award is fixed and will be settled in a variable number of shares.

Share-based compensation liability (2018 Plan)

Certain employee equity-based awards were modified in conjunction with the Transaction. Their settlement terms changed such that instead of Topco's shares, the awardees received Paysafe Limited common shares as well as Topco’s shares. The modification resulted in a change in the classification of the modified awards, with the Topco shares being accounted for as a liability-classified share-based payment award under ASC 718 as they will be settled in cash. The corresponding liability was measured at fair value at the modification date (i.e. the Transaction date), and is subsequently remeasured at fair value at each reporting date, with changes in its value reported as share-based compensation expense. The awards settled in Paysafe Limited common shares continue to be accounted for as equity-based awards.

As of September 30, 2025 and December 31, 2024, this share-based compensation liability was $2,428 and $4,394, respectively, which is classified as a current or non-current liability within the unaudited condensed consolidated statements of financial position based on the expected timing of the redemption of shares. During the nine months ended September 30, 2025, the liability decreased by $1,966 related to the redemption of shares. The redemption is recorded as a capital contribution in the unaudited condensed consolidated statement of shareholders' equity and represents a non cash investing and financing activity within the unaudited condensed consolidated statement of cashflows.

Employee Share Purchase Plan

Employees are eligible to contribute to the Company’s Employee Share Purchase Plan (the “Purchase Plan”). The Purchase Plan is not intended to be an employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended, nor qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. Under the Purchase Plan, eligible employees may designate from one percent to fifteen percent of their compensation to be withheld for the purchase of PSFE shares at the market price of the shares at the end of each one-month offering period. The Company grants restricted stock units equal to 25% of the PSFE shares that are purchased by participating employees on each purchase date (“Match RSU Award”).

The Match RSU Award cliff vests six months from the last day of the offering period, subject to the employee’s continued employment at the vesting date. The fair value of the Match RSU Award is recognized on a straight-line basis over the vesting period. The maximum number of shares of common stock authorized under the Purchase Plan for participant contributions and Match RSU Awards is 2,083,333.

For the three and nine months ended September 30, 2025, 23,858 and 70,643 treasury shares, respectively, were reissued to employees in connection with this Purchase Plan. No treasury shares were reissued for the three and nine months ended September 30, 2024.

Preference Shares

We have authorized 233,333,333 shares in the Company that have not yet been issued, the rights and restrictions attached to which are not defined by the Company bylaws. Pursuant to the Company bylaws, preference shares may be issued by the Company from time to time, and the Company Board is authorized (without any requirement for further shareholder action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attached to those shares.

12. Share Repurchase Program

In November 2023, the Board approved a share repurchase program (the “Share Repurchase Program”), authorizing the Company to repurchase up to $50,000 of common shares outstanding. During the nine months ended September 30, 2025, the Board authorized the Company to repurchase an additional $70,000 of common shares under the Share Repurchase Program. Under the Share Repurchase Program, management is authorized to purchase common shares from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors.

During the three months ended September 30, 2025, the Company repurchased 1,467,935 of its common shares for consideration of $20,000, at an average price of $13.62 per share. No shares were repurchased during the three months ended September 30, 2024. During the nine months ended September 30, 2025 and 2024, the Company repurchased 3,572,340 and 1,675,815 of its common shares for consideration of $49,998 and $25,000, respectively, at an average price of $14.00 and $14.92 per share. These repurchases are recorded at cost as treasury shares within the unaudited consolidated statements of financial position and unaudited consolidated statements of shareholders' equity. As of September 30, 2025, a total of $27,081 remained available for future repurchases of our common shares under our Share Repurchase Program.

13. Fair Value Measurements

The Company uses the hierarchy prescribed in ASC 820, Fair Value Measurements, for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the hierarchy are as follows:

•
Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date,
•
Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability if it has a specified or contractual term, and
•
Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Company’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk.

The fair value hierarchy of financial instruments measured at fair value on a recurring basis as of September 30, 2025 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	-	-	4,810
Derivative financial assets	-	1,418	-
	$-	$1,418	$4,810
Financial liabilities measured at fair value:
Derivative financial liabilities	-	968	-
Warrant liabilities (1)	997	-	-
Liability for share-based compensation (2)	-	-	2,428
	$997	$968	$2,428

The fair value hierarchy of financial instruments measured at fair value on a recurring basis as of December 31, 2024 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Derivative financial asset	-	5,502	-
	$-	$5,502	$-
Financial liabilities measured at fair value:
Warrant liabilities (1)	1,401	-	-
Liability for share-based compensation (2)	-	-	4,394
	$1,401	$-	$4,394

(1)
The Warrants represent the right to purchase one share of the Company’s common shares at a price of $138.00 per share. The Warrants became exercisable on August 21, 2021 and will expire on the fifth anniversary of the Transaction, or upon an earlier redemption. As of September 30, 2025 and December 31, 2024, 53,900,329 warrants were outstanding, all of which were considered public warrants.
(2)
As of September 30, 2025 and December 31, 2024, the liability for share-based compensation relates to the share-based compensation awards modified in connection with the Transaction (Note 11).

There were no transfers between levels during the nine months ended September 30, 2025 and 2024. A description of the movements in level 3 financial instruments in the period are described in Note 10 and 11. The valuation techniques and significant unobservable inputs used in determining the fair value measurement of Level 3 financial instruments are set out in the table below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Contingent consideration receivable	Discounted cashflow	Discount rate of 14.8%
Liability for share-based compensation	Market and income approach	Discount rate of 16.5%

The Company considers that the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, prepaid expenses and other assets, accounts payable and accrued expenses, liabilities to customers and merchants and contingent consideration payable approximates fair value given the short-term nature of these items. As of September 30, 2025, the carrying amount of our debt approximated fair value (a Level 2 measurement) based on market yields for similar debt facilities and observable trading data related to the Company’s debt securities.

14. Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, we have recognized a provision of $15,102 as of September 30, 2025 and $1,370 as of December 31, 2024 related to certain litigation proceedings. This amount is presented within “Accounts payable and other liabilities” in the Company’s unaudited condensed consolidated statements of financial position.

On December 10, 2021, a class action complaint, Lisa Wiley v Paysafe Limited was filed, naming among others the Company, our former Chief Executive Officer, and our former Chief Financial Officer, as defendants. The complaint asserts claims, purportedly brought on behalf of a class of shareholders, under Sections 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and alleges that the Company and individual defendants made false and misleading statements to the market. In addition, the complaint asserts claims against the individual defendants, under Sections 20(a) of the Exchange Act, alleging that the individual defendants misled the public. On January 21, 2022, a related complaint was brought in the Southern District of New York, which named additional defendants. In May 2022, the securities cases were consolidated and was captioned In re: Paysafe f/k/a Foley Trasimene Acquisition Corp. II, Securities Litigation.

On May 15, 2024, a Consolidated Amended Complaint was filed, which complaint sought unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of purchasers of our ordinary shares between December 7, 2020, and November 10, 2021. The Company filed a motion to dismiss the Consolidated Amended Complaint on July 15, 2024. On March 31, 2025 the Southern District of New York dismissed the compliant and on April 30, 2025 the complaint was closed.

On February 16, 2023, Farzad v. Trasimene Capital FT et. al. was filed in the Chancery Court of Delaware and on June 4, 2025, the complaint was amended to include additional defendants, including Paysafe Limited and our former Chief Executive Officer. This Amended Complaint was brought on behalf of former holders of FTAC common stock and asserts breaches of fiduciary duties of certain FTAC Board of Directors and / or Officers in connection with the SPAC Merger and claims of aiding and abetting a breach of fiduciary duty and unjust enrichment against Paysafe Ltd. and our former CEO. Plaintiffs alleged that those shareholders’ Redemption Rights were impaired due to FTAC Defendants' alleged misstatements and omissions about Paysafe's business metrics and financial prospects in connection with the Merger which caused damage to the shareholders. The allegations further state that Paysafe aided the FTAC Defendants in making such misstatements.

The complaints seek unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of all persons who held shares of FTAC II prior to the redemption deadline. The Company filed a motion to dismiss the Amended Complaint on July 7, 2025. On October 23, 2025 the Chancery Court of Delaware granted the Company’s motion to dismiss. The Plaintiffs have 30 days following entry of judgment to appeal the Court’s decision. A trial date has been scheduled for July 2026 for the remaining defendants.

The Company indemnifies the remaining defendants to the complaint for expenses associated with this litigation based upon obligations per the SPAC Agreement and subject to applicable law. There is no assurance that the remaining defendants will be successful in the ultimate resolution of this matter or that insurance will be available or adequate to fund any potential settlement or judgment or related costs associated with the indemnified parties.

The Company vigorously defends its position on all open cases. Except as otherwise noted for the proceedings described in this Note 14, management believes the disposition of all claims currently pending, including potential losses from claims or indemnities provided to other parties that may exceed the liabilities recorded, will not have a material adverse effect, either individually or in the aggregate, on the Company's consolidated financial condition, results of operations or liquidity.

Financial guarantee contracts

Through services offered in our Merchant Solutions segment, the Company is exposed to potential losses from merchant-related liabilities, including chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an accrual for current expected credit losses on financial guarantees as of September 30, 2025 and December 31, 2024 (See Note 6).

As of September 30, 2025 and December 31, 2024, $16,136 and $5,690, respectively, of cash held in reserve at a partner bank for certain merchant chargebacks, fees and other liabilities is presented within "Prepaid expenses and other current assets" in the unaudited condensed consolidated statements of financial position. Of the total reserve balance, $5,690 is restricted in use until it is replaced with a letter of credit or the related merchant agreement is terminated. The remaining balance is not eligible for replacement with a letter of credit and remains restricted until the related merchant agreement is terminated. During the nine months ended September 30, 2025, a net amount of $10,446 was deposited into the cash held in reserves. During the nine months ended September 30, 2024, $6,510 was returned to the Company upon obtaining a letter of credit. These cash flows are presented as an investing activity within the unaudited condensed consolidated statements of cash flows.

15. Other (expense) / income, net

A summary of the amounts recorded in "Other (expense) / income, net" is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Foreign exchange loss	$(1,265)	$(12,139)	$(6,668)	$(4,929)
Fair value gain / (loss) on contingent consideration	672	(96)	488	(492)
Gain / (loss) on derivative instruments (1)	222	(3,186)	(1,435)	1,224
Fair value (loss) / gain on warrant liability (2)	(108)	(59)	404	81
Gain on debt repurchases (3)	—	325	—	1,621
Other (4)	(129)	413	712	4,505
Other (expense) / income, net	$(608)	$(14,742)	$(6,499)	$2,010

(1)
In the nine months ended September 30, 2025 and 2024 the Company entered into additional derivative financial instrument arrangements to mitigate interest risk on its variable-rate debt (See Note 8).
(2)
The Company accounts for warrants as derivative liabilities. The warrants were initially recorded at fair value based on the public warrants listed trading price and are subsequently remeasured at the balance sheet date with the changes in fair value recognized in the unaudited condensed consolidated statements of comprehensive loss (See Note 13).
(3)
Relates to gain on repurchases of the Company's debt (See Note 7).
(4)
Mainly relates to the release of certain provisions, offset by certain banking fees.

16. Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance. Our CODM is defined as our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and Chief Operating Officer (“COO”). Our operating segments are: Merchant Solutions, which focuses on card not present and card present solutions for small to medium size business merchants; Digital Wallets, which provides wallet based online payment solutions through our Skrill and NETELLER brands; and also enables consumers to use cash to facilitate online purchases through paysafecard prepaid vouchers under the paysafecard and Paysafecash brands. These two operating segments, which are also reportable segments, as they have not been aggregated, are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment and are allocated to each segment and Corporate primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

The CODM evaluates performance and allocates resources based on Segment Adjusted EBITDA of each operating segment. The CODM believes Segment Adjusted EBITDA to be a useful profitability measure to assess the performance of our business and to improve the comparability of operating results across reporting periods. The CODM uses the segment measure to analyze the actual performance of each segment against annual budgets, comparable prior reporting periods and against internal forecasts on a quarterly basis and when making decisions about the allocation of capital and other internal resources to the segments.

Segment Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs and excludes the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation expense, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. The significant segment expenses included within each segment’s Adjusted EBITDA are included in the following tables.

The CODM does not receive segment asset data to evaluate performance or allocate resources and therefore such information is not presented.

The information below summarizes revenue and Segment Adjusted EBITDA for the three months ended September 30, 2025:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$227,745	$201,318	$429,063
Interest Revenue	383	4,369	4,752
Intersegment revenue (1)	3,807	—	3,807
	$231,935	$205,687	$437,622
Elimination of intersegment revenue (1)			$(3,807)
Total consolidated revenues			$433,815
Less:
Cost of services (excluding depreciation and amortization) (1)	$126,931	$59,921
Selling, general and administrative (2)	$57,240	$52,375
Segment Adjusted EBITDA	$47,764	$93,391	$141,155

The information below summarizes revenue and Segment Adjusted EBITDA for the three months ended September 30, 2024:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$235,534	$183,397	$418,931
Interest revenue	639	7,533	8,172
Intersegment revenue (1)	4,969	—	4,969
	$241,142	$190,930	$432,072
Elimination of intersegment revenue (1)			$(4,969)
Total consolidated revenues			$427,103
Less:
Cost of services (excluding depreciation and amortization) (1)	$129,770	$53,298
Selling, general and administrative (2)	$58,726	$53,513
Segment Adjusted EBITDA	$52,646	$84,119	$136,765

The information below summarizes revenue and Segment Adjusted EBITDA for the nine months ended September 30, 2025:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$667,385	$580,378	$1,247,763
Interest revenue	1,239	14,031	15,270
Intersegment revenue (1)	13,342	—	13,342
	$681,966	$594,409	$1,276,375
Elimination of intersegment revenue (1)			$(13,342)
Total consolidated revenues			$1,263,033
Less:
Cost of services (excluding depreciation and amortization) (1)	$388,362	$172,386
Selling, general and administrative (2)	$176,719	$163,424
Segment Adjusted EBITDA	$116,885	$258,599	$375,484

The information below summarizes revenue and Segment Adjusted EBITDA for the nine months ended September 30, 2024:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$711,770	$546,498	$1,258,268
Interest revenue	1,939	24,558	26,497
Intersegment revenue (1)	13,809	4	13,813
	$727,518	$571,060	$1,298,578
Elimination of intersegment revenue (1)			$(13,813)
Total consolidated revenues			$1,284,765
Less:
Cost of services (excluding depreciation and amortization) (1)	$387,118	$158,992
Selling, general and administrative (2)	$182,065	$162,262
Segment Adjusted EBITDA	$158,335	$249,806	$408,141

A reconciliation of total segments Adjusted EBITDA to the Company’s income before taxes is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Segments Adjusted EBITDA	$141,155	$136,765	$375,484	$408,141
Unallocated corporate costs (3)	(14,555)	(18,978)	(48,717)	(59,432)
Depreciation and amortization	(68,771)	(70,088)	(204,622)	(207,028)
Share-based compensation	(5,895)	(12,690)	(24,811)	(35,015)
Restructuring and other costs	(12,738)	(340)	(26,420)	(1,520)
Impairment expense on goodwill and other assets	—	(119)	(1,295)	(795)
Other (expense) / income, net	(608)	(14,742)	(6,499)	2,010
(Loss) / gain on disposal of subsidiaries and other assets, net	(196)	(187)	254	(508)
Interest expense, net	(34,141)	(35,546)	(102,363)	(107,646)
Income / (loss) before taxes	$4,251	$(15,925)	$(38,989)	$(1,793)

(1)
Intersegment revenue and related eliminations are primarily for credit card transactions and deposits between segments
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Adjusted EBITDA.
(3)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company. These costs are presented within "Selling, general and administrative" expense in the unaudited condensed consolidated statements of comprehensive loss.

17. Restructuring activities

A summary and description of the amounts included within "Restructuring and other costs" for each of the periods presented is included below. We do not include Restructuring and other costs within Segment Adjusted EBITDA (as defined in Note 16).

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Transaction related costs (1)	$38	$—	$501	$15
Restructuring (2)	1,947	340	6,537	899
Other (3)	10,753	—	19,382	606
Restructuring and other costs	$12,738	$340	$26,420	$1,520

(1)
For the nine months ended September 30, 2025, transaction costs primarily relate to the disposal of the direct marketing payment processing business line mainly related to legal fees.
(2)
For the three and nine months ended September 30, 2025, restructuring mainly relates to costs incurred on transformation projects to improve merchant platforms as well as finance and risk processes. These transformation projects are expected to be completed by 2027. For the three and nine months ended September 30, 2024, restructuring mainly relates to relocation costs.
(3)
Other costs mainly relate to the securities litigation against the Company and indemnities provided by the Company in the related class action lawsuit (See Note 14).

From time to time, the Company incurs severance expense related to various initiatives. In the first quarter of 2025, the Company initiated, and substantially completed, a workforce reduction in connection with cost reduction initiatives and to improve organizational efficiency. In connection with this initiative, the Company incurred severance expense associated with one-time termination benefits and ongoing post employment benefit arrangements of $5,570, all of which was recognized in the first quarter. The Company also incurred severance expenses related to various discrete initiatives in the current and prior year. The associated severance expense is recorded in "Selling, general and administrative" within the unaudited consolidated condensed statement of comprehensive (loss) / income.

The total amount of severance expense associated with the Company's one-time termination benefits and ongoing benefits arrangements by segment in each period presented is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Digital Wallets	$159	$411	$2,926	$2,056
Merchant Solutions	65	244	2,575	1,772
Unallocated corporate costs	—	333	1,146	585
Total severance expense - selling, general and administrative (1)	$224	$988	$6,647	$4,413

(1)
As of September 30, 2025 and December 31, 2024, the severance liability was $450 and $417, respectively.

18. Related party transactions

The Company has provided and purchased services to and from various affiliates of certain directors or entities under common control. The dollar amounts related to these related party activities are not significant to our unaudited condensed consolidated financial statements. Intercompany balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

During 2022, the Company entered into a lease with the affiliate of one of our directors. The balance of the right of use asset and lease liability as of September 30, 2025 was $1,786 and $2,082, respectively. The balance of the right of use asset and lease liability as of December 31, 2024 was $2,257 and $2,634, respectively. In September 2021, we also entered into a ten-year license and risk management agreement with this same affiliate to provide data license and risk management solution services to the Company.

19. Subsequent events

On October 30, 2025, Paysafe was notified by the New York Stock Exchange (“NYSE”) of its intent to commence delisting proceedings for the Company’s warrants due to an abnormally low selling price. On October 31, 2025, the NYSE suspended trading in the warrants effective immediately. The NYSE will apply to the U.S. Securities and Exchange Commission to formally delist the warrants. This action does not affect the Company’s common shares, which will continue to trade on the NYSE under the ticker symbol “PSFE.” The warrants expire in March 2026 and as of September 30, 2025, the associated warrant liability was $997 (Note 13).

In November 2025, the Board authorized the Company to repurchase an additional $70,000 of common shares under the Share Repurchase Program (Note 12).

PAYSAFE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Paysafe Unaudited Condensed Consolidated Financial Statements included elsewhere in this Form 6-K, with our audited consolidated financial statements and the notes thereto included in our report filed on Form 20-F on March 4, 2025 (the “2024 Annual Report”), and with the information under the heading “Item 5. Operating and Financial Review and Prospects” in our 2024 Annual Report.

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refers to Paysafe Limited. Amounts preceded with a dollar sign are denominated in U.S. dollars in thousands, unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified below and those identified in the section entitled “Item 3.D. Risk Factors” of our 2024 Annual Report.

•
Our ability to effectively compete in large entertainment verticals;
•
our ability to successfully acquire and integrate new operations;
•
complex and changing regulatory requirements;
•
our ability to maintain and develop relationships with banks, payment card networks and financial institutions;
•
our ability to prevent and manage cybersecurity attacks;
•
market and global conditions and economic factors beyond our control, including foreign currency risks, inflation and rising interest rates;
•
significant competition and competitive pressures from other companies worldwide in the industries in which we operate;
•
our ability to raise financing in the future;
•
our substantial level of indebtedness and
•
litigation and the ability to adequately protect our intellectual property rights.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Our Company

Paysafe is a leading, global pioneer in digital commerce with over $41 billion and $38 billion in volume processed during the three months ended September 30, 2025 and 2024, and $123 billion and $112 billion processed during the nine months ended September 30, 2025 and 2024. Paysafe generated $433,815 and $427,103, in revenue for the three months ended September 30, 2025 and 2024, respectively, and $1,263,033 and $1,284,765, for the nine months ended September 30, 2025 and 2024, respectively. Our specialized, integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, eCash and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across specialized verticals enables us to empower millions of active users in more than 120 countries to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We also provide Digital Wallets solutions for specialized industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), gaming, digital goods, cryptocurrencies, travel and financial services, as well as Merchant Solutions for small and mid-sized businesses ("SMBs") and direct marketing clients.

We go to market, serve and support our clients through an omni-channel model that leverages our global reach and our B2B and B2C relationships. This enables us to manage and serve our clients through our network of offices around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force who builds and develops relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite technology services. We sell our solutions online to smaller merchants using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as independent software vendors ("ISVs") and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives.

We operate across two business segments, which provide our digital and point of sale commerce solutions to different end markets: our Merchant Solutions Segment and our Digital Wallets Segment.

Merchant Solutions: Merchant Solutions is marketed under the Paysafe and Petroleum Card Services brands. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, gateway solutions, fraud and risk management tools, data and analytics, point of sale systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners.

Digital Wallets: Our Digital Wallets is marketed under multiple brand names including the NETELLER®, Skrill®, paysafecard®, Paysafecash®, SafetyPay®, PagoEfectivo®, as well as a proprietary pay-by-bank solution marketed in Europe under the Rapid Transfer brand. Skrill® and NETELLER® remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such as card-based payments, enabling our active users to send, spend, store and accept funds online more easily. The paysafecard® and Paysafecash® brands provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash. SafetyPay®, is a platform that enables eCommerce transactions in Latin American countries, and PagoEfectivo® is the leading alternative payment platform and brand in Peru.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see the section entitled “Information on the Company – Business Overview” and “Risk Factors” included in our 2024 Annual Report.

Pillar Two

Work is currently being undertaken by the Organisation for Economic Co-operation and Development ("OECD") on potential future recommendations related to the challenges arising from the digitalization of the global economy, specifically relating to reform of the international allocation of taxing rights (“Pillar One”) and a system ensuring a minimum level of tax for multinational enterprises (“Pillar Two”).

On December 12, 2022, the European Union (EU) Member States agreed in principle on the introduction of a global minimum tax rate of 15%. On December 15, 2022, the written procedure for formal adoption of a directive was signed, and transposed into the national law of EU Member States with effectiveness beginning January 1, 2024. The application of the minimum tax rate did not have a material impact on the Company’s consolidated financial statements.

Separately, on July 11, 2023, the UK enacted into domestic law measures to apply a multinational top-up tax and domestic top-up tax on profits taxed at an effective rate of less than 15% which became effective for the Company on January 1, 2024. In addition, the UK enacted into domestic law measures on undertaxed profits rules which became effective for the Company on January 1, 2025.

A number of jurisdictions which have a statutory tax rate below the global minimum tax rate of 15% have introduced legislation for qualifying domestic minimum top-up tax (“QDMTT”) which increases the domestic tax rate to 15% for entities that are part of a multinational enterprise. The Company has provided for estimated top-up tax for territories where the QDMTT is in effect.

One Big Beautiful Bill Act ("OBBBA")

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act ("OBBBA"). The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, domestic research cost expensing, and the business interest expense limitation. ASC 740, “Income Taxes”, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Consequently, the Company has evaluated all deferred tax balances under the newly enacted tax law and identified any changes required to its financial statements as a result of the OBBBA. The Company recognized an additional valuation allowance of $81,236 against the US deferred tax assets in the third quarter of 2025, the quarter in which this law was enacted. For further discussion refer to Note 3, Taxation, within the unaudited condensed consolidated financial statements included elsewhere in this Report.

Global and regional economic conditions

Our operations and performance depend significantly on global and regional economic conditions. Uncertainty about global and regional economic events and conditions may impact our ability to conduct business in certain areas and may result in consumers and businesses postponing or lowering spending.

During the nine months ended September 30, 2025, the United States government has announced the imposition of tariffs on certain imported goods. While we have not yet experienced a significant impact due to our service-oriented business model, in the future there may be an increase in the cost of point of sale terminals, depending on where they are sourced. Further, on October 1, 2025, the United States government initiated a shutdown of non-essential federal programs and services. A prolonged shutdown may adversely affect our US merchant base, potentially leading to reduced revenues and transaction volumes. We continue to monitor these economic conditions, as they may adversely impact our operations and financial results.

Foreign currency impact

Our revenues and expenses are subject to changes in foreign currencies against the U.S. dollar which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our unaudited condensed consolidated statements of comprehensive income / (loss) in the future. As a result of the relative size of our international operations, these fluctuations may be material. During the three and nine months ended September 30, 2025, our Digital Wallets segment was impacted by favorable foreign exchange.

The balance of our debt is impacted by changes in the Euro against the U.S. dollar. During the three months ended September 30, 2025, debt was impacted by favorable foreign exchange, resulting in a decrease in our debt balance. During the nine months ended September 30, 2025, debt was impacted by unfavorable foreign exchange, resulting in an increase in our debt balance. Future movements in the

Euro may continue to impact our debt balance and Consolidated First Lien Debt Ratio. For further discussion regarding our debt facilities, refer to Note 7, Debt, within the unaudited condensed consolidated financial statements included elsewhere in this Report.

Recent Company Initiatives and Events

Recent events

On October 30, 2025, Paysafe was notified by the New York Stock Exchange (“NYSE”) of its intent to commence delisting proceedings for the Company’s warrants due to an abnormally low selling price. On October 31, 2025, the NYSE suspended trading in the warrants effective immediately. The NYSE will apply to the U.S. Securities and Exchange Commission to formally delist the warrants. This action does not affect the Company’s common shares, which will continue to trade on the NYSE under the ticker symbol “PSFE.” The warrants expire in March 2026 and as of September 30, 2025, the associated warrant liability was $997.

On February 11, 2025, the Company announced a definitive agreement to sell substantially all assets related to its direct marketing payment processing business line (Paysafe Direct, LLC) to KORT Payments. The business primarily consists of direct marketing and other card-not-present volume in both complex and traditional industry verticals within the Merchant Solutions segment. The transaction includes reseller and merchant contracts, as well as dedicated technology and employees related to the business. The consideration for the transaction consists of $1,948 cash and up to a total of $50,000 in annual earnout payments over the next five years. The transaction closed on February 28, 2025 upon finalizing certain transition services-related items.

During the nine months ended September 30, 2025, the Board authorized the Company to repurchase an additional $70,000 of common shares under the share repurchase program (the "Share Repurchase Program"). In November 2025, a further $70,000 was authorized. This follows the initial approval of the Share Repurchase Program in November 2023, when the Board authorized the Company to repurchase up to $50,000 of common shares outstanding. We expect to fund future repurchases through a combination of cash on hand, cash generated by operations and future financing transactions, if appropriate. Accordingly, our Share Repurchase Program is subject to us having available cash to fund repurchases. Under the Share Repurchase Program, management is authorized to purchase shares of our common stock from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors.

During the three months ended September 30, 2025, the Company repurchased 1,467,935 of its common shares for consideration of $20,000, at an average price of $13.62 per share. No shares were repurchased during the three months ended September 30, 2024. During the nine months ended September 30, 2025 and 2024, the Company repurchased 3,572,340 and 1,675,815 of its common shares for consideration of $49,998 and $25,000, respectively.

Key Performance Indicators

We regularly monitor the following key performance indicators to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions. We believe that these key performance indicators are useful in understanding the underlying trends in the Company’s businesses.

There are limitations inherent in key performance indicators. Investors should consider any key performance indicator together with the presentation of our results of operations and financial condition under GAAP, rather than as an alternative to GAAP financial measures. These measures may not be comparable to other performance measures used by the Company’s competitors.

Volume and Take Rate

Gross dollar volume is calculated as the dollar value of payment transactions processed by the Company. To reflect the distinct nature of our products across each segment, this includes, but is not limited to, the following:

•
For Merchant Solutions: Credit card and debit card transactions
•
For Digital Wallets: Deposits, withdrawals, transfers to merchants from consumers, transfers from merchants to consumers, wallet-to-wallet transfers, pre-paid Mastercard payments, and vouchers redeemed on merchant websites

Volume (also known as gross dollar volume) is a meaningful indicator of our business and financial performance, as we typically generate revenue across our solutions based on per transaction fees that are calculated as a percentage of transaction dollar volume. In addition, volume provides a measure of the level of payment traffic we are handling for our consumers and merchants. Many marketing initiatives are focused on driving more volume, either through encouraging greater adoption of our payment products or increasing activity through existing merchants or consumers.

Take rate is calculated as operating segment revenue divided by gross dollar volume. Take-rate is a meaningful indicator of our business and financial performance as it describes the percentage of revenue collected by Paysafe on the volume of transactions processed. This is used by management as an indication of pricing or product mix trends over time rather than absolute pricing within each segment, due to the mix of product types and pricing agreements that will be in place with specific merchants. It will also factor in revenue from fees that are not directly linked to volume-based transactions, such as inactivity fees charged on dormant accounts.

The following table sets forth our gross dollar volume and take rate for the three months ended September 30, 2025 and 2024:

	For the three months ended September 30, 2025
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$34,935	$6,685	$(401)	$41,219
Take Rate	0.7%	3.1%	0.9%	1.1%

	For the three months ended September 30, 2024
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$32,033	$5,906	$(402)	$37,537
Take Rate	0.8%	3.2%	1.2%	1.1%

	Increase / (Decrease)
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$2,902	$779	$1	$3,682
Take Rate	(0.1)%	(0.1)%	(0.3)%	0.0%

(1)
Volumes for the three months ended September 30, 2025 and 2024 exclude embedded finance related volumes of less than $0.1 billion.

The following table sets forth our gross dollar volume and take rate for the nine months ended September 30, 2025 and 2024:

	For the nine months ended September 30, 2025
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$104,861	$19,212	$(1,190)	$122,883
Take Rate	0.7%	3.1%	1.1%	1.0%

	For the nine months ended September 30, 2024
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$95,539	$17,298	$(1,118)	$111,719
Take Rate	0.8%	3.3%	1.2%	1.1%

	Increase / (Decrease)
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$9,322	$1,914	$(72)	$11,164
Take Rate	(0.1)%	(0.2)%	(0.1)%	(0.1)%
(1)
Volumes for the nine months ended September 30, 2025 and 2024 exclude embedded finance related volumes of less than $0.1 billion and less than $0.2 billion, respectively.

Non-GAAP Financial Measure

We report our financial results in accordance with GAAP, which includes the standards, conventions, and rules in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, we have provided Adjusted EBITDA as a non-GAAP financial measure.

We include a non-GAAP measure in this Form 6-K because it is a basis upon which our management assess our performance and we believe it reflects the underlying trends and an indicator of our business. Although we believe the non-GAAP measure is useful for investors for the same reasons, the measure is not a substitute for GAAP financial measures or disclosures.

Our non-GAAP measure may not be comparable to other similarly titled measures used by other companies and has limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the operating results as reported under GAAP.

An explanation of the relevance of the non-GAAP measure, a reconciliation of the non-GAAP measure to the most directly comparable measure calculated and presented in accordance with GAAP is set out below. The non-GAAP measure has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. We do not regard the non-GAAP measure as a substitute for, or superior to, the equivalent measure calculated and presented in accordance with GAAP or the one calculated using a financial measure that is calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. These adjustments include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes these adjustments improve the comparability of operating results across reporting periods.

We use Adjusted EBITDA as our measure of segment profitability to assess the performance of our businesses. Additionally, we believe it is important to consider our profitability on a basis that is consistent with that of our operating segments. Segment Adjusted EBITDA is not, however, considered a non-GAAP measure as it is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of a non-GAAP measure under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K. We believe that Adjusted EBITDA should be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of Adjusted EBITDA by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income (loss) or other methods of analyzing our results as reported under GAAP. We do not use or present Adjusted EBITDA as a measure of liquidity or cash flow.

Some of the limitations of Adjusted EBITDA are:

•
It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•
It does not reflect changes in, or cash requirements for, our working capital needs;
•
It does not reflect the interest expense or the cash requirements to service interest or principal payments on debt;
•
It does not reflect income tax payments we are required to make;
•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and
•
Other companies in our industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Results of Operations

Three months ended September 30, 2025 compared to three months ended September 30, 2024

The following table sets forth our results of operations for the three months ended September 30, 2025 and 2024:

	For the three months ended September 30,		Variance (1)
(U.S. dollars in thousands)	2025	2024	$	%
Revenue	$433,815	$427,103	$6,712	1.6%
Cost of services (excluding depreciation and amortization)	183,045	178,099	4,946	2.8%
Selling, general and administrative	130,065	143,907	(13,842)	(9.6)%
Depreciation and amortization	68,771	70,088	(1,317)	(1.9)%
Impairment expense on goodwill and other assets	-	119	(119)	(100.0)%
Restructuring and other costs	12,738	340	12,398	n/m
Loss on disposal of subsidiaries and other assets, net	196	187	9	4.8%
Operating income	39,000	34,363	4,637	13.5%
Other expense, net	(608)	(14,742)	14,134	(95.9)%
Interest expense, net	(34,141)	(35,546)	1,405	(4.0)%
Income / (loss) before taxes	4,251	(15,925)	20,176	(126.7)%
Income tax expense / (benefit)	91,926	(2,948)	94,874	n/m
Net loss	$(87,675)	$(12,977)	$(74,698)	575.6%

(1)
n/m - not a meaningful percentage

Revenue

Revenue increased by $6,712, or 1.6%, to $433,815 for the three months ended September 30, 2025, from $427,103 for the three months ended September 30, 2024. This increase is largely attributable to an increase of $14,757, or 7.7% in our Digital Wallets segment primarily due to a favorable impact of $11,631 on foreign exchange rates and growth across all verticals, partially offset by a decrease in interest revenue earned. The increase in Digital Wallets is offset partially by a decrease of $9,207, or 3.8% in our Merchant Solutions segment mainly due to the sale of the direct marketing payment processing business line which contributed to a decline in revenue of $24,061, offset partially by an increase in revenue due to a licensing agreement executed in the third quarter, higher volumes and growth in e-commerce driven by initiatives to expand our sales capabilities.

For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $4,946, or 2.8%, to $183,045 for the three months ended September 30, 2025 from $178,099 for the three months ended September 30, 2024. The increase is largely attributable to an increase in our Digital Wallets segment of $6,623 or 12.4% mainly due to growth in lower margin verticals, in addition to the unfavorable impact of $4,306 on foreign exchange rates. The increase in Digital Wallets is offset partially by a decrease of $2,839, or 2.2% in our Merchant Solutions segment mainly due to the sale of the direct marketing payment processing business line which contributed to a decline in cost of sales of $10,420, offset partially by an increase in cost of sales due to growth in lower margin verticals.

Selling, general and administrative

Selling, general and administrative expenses decreased $13,842, or 9.6%, to $130,065 for the three months ended September 30, 2025, from $143,907 for the three months ended September 30, 2024. This decrease is primarily attributable to a decline in personnel costs of $11,744 driven by lower performance based compensation, a decrease in share based compensation of $6,795 mainly related to performance awards and awards that vested after September 30, 2024, offset by new annual grants, a decrease in legal and professional fees of $3,119 primarily due to a decline in consulting fees following the finalization of the portfolio optimization project in the prior year, and a decrease in severance of $1,031. This decrease was offset partially by an increase in credit losses of $4,256 and an increase in advertising and promotion of $2,275.

Depreciation and amortization

Depreciation and amortization decreased $1,317, or 1.9%, to $68,771 for the three months ended September 30, 2025 compared to $70,088 for the three months ended September 30, 2024 mainly due to fully amortized acquired assets and customer relationships, offset partially by increased amortization on new intangible assets placed in service.

Impairment expense on goodwill and other assets

There was no impairment expense on goodwill and other assets for the three months ended September 30, 2025. Impairment expense on goodwill and other assets was $119 for the three months ended September 30, 2024.

Restructuring and other costs

Restructuring and other costs increased by $12,398, to $12,738 for the three months ended September 30, 2025 from $340 for the three months ended September 30, 2024. The increase was primarily driven by higher transformation costs of $1,947 associated with projects to improve merchant platforms as well as finance and risk processes, as well as increased legal fees related to the securities litigation against the Company and indemnities provided by the Company in a related class action lawsuit of $10,753.

Loss on disposal of subsidiaries and other assets, net

Loss on disposal of subsidiaries and other assets, net remained flat at $196 for the three months ended September 30, 2025 compared to $187 for the three months ended September 30, 2024.

Other expense, net

Other expense, net decreased by $14,134, or 95.9%, to $608 for the three months ended September 30, 2025 from $14,742 for the three months ended September 30, 2024. The decrease was primarily driven by decreased losses on foreign exchange due to the weakening of the Euro, as well as a fair value gain on derivative instruments of $222 compared to a loss in the prior year of $3,186, due to an increase in forecasted interest rates.

Interest expense, net

Interest expense, net decreased by $1,405, or 4.0%, to $34,141 for the three months ended September 30, 2025 from $35,546 for the three months ended September 30, 2024. The decrease in interest expense, net was primarily due to a decrease in the effective interest rates.

Income tax expense

Income tax expense was $91,926 for the three months ended September 30, 2025 compared to a benefit of $2,948 for the three months ended September 30, 2024. The increase in income tax expense reflects a change in our assessment of deferred tax asset recoverability, resulting in the recognition of a valuation allowance on US and UK tax losses and restricted interest expense carryforwards during the three months ended September 30, 2025.

Net loss

The Company had a net loss of $87,675 for the three months ended September 30, 2025 compared to a net loss of $12,977 for the three months ended September 30, 2024. The increase in net loss was largely driven by an increase in income tax expense and an increase in restructuring and other costs, offset partially by a decrease in other expense, net and a decrease in selling, general and administrative expenses, as explained above.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company increased $8,813, or 7.5%, to $126,600 for the three months ended September 30, 2025 from $117,787 for the three months ended September 30, 2024. This increase was primarily driven by increased revenue of $6,712 along with increased cost of services of $4,946, offset partially by a decrease in selling, general and administrative expenses (excluding share-based compensation) of $13,842, as described above.

A reconciliation of Net loss to Adjusted EBITDA is as follows for the three months ended September 30, 2025 and 2024:

	For the three months ended September 30,
(U.S. dollars in thousands)	2025	2024
Net loss	$(87,675)	$(12,977)
Income tax expense / (benefit)	91,926	(2,948)
Interest expense, net	34,141	35,546
Depreciation and amortization	68,771	70,088
Share-based compensation	5,895	12,690
Impairment expense on goodwill and other assets	—	119
Restructuring and other costs (1)	12,738	340
Loss on disposal of subsidiaries and other assets, net	196	187
Other expense, net (2)	608	14,742
Adjusted EBITDA	$126,600	$117,787

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring and certain other costs. For the three months ended September 30, 2025, restructuring costs amounted to $1,947, consisting of transformation costs associated with projects to improve merchant platforms as well as finance and risk processes, and other costs amounted to $10,753 primarily consisting of legal costs. For the three months ended September 30, 2024, restructuring amounted to $340.
(2)
As noted above, other expense, net, consists of foreign exchange gains and losses, fair value movement in contingent consideration receivable, gains on debt repurchases, fair value movement in derivative instruments, fair value movement in warrant liabilities and other. For the three months ended September 30, 2025, other expense, net includes a loss on foreign exchange of $1,265 offset partially by a fair value gain on contingent consideration of $672. For the three months ended September 30, 2024, other expense, net includes a loss on foreign exchange of $12,139 and a loss on derivative instruments of $3,186.

Nine months ended September 30, 2025 compared to nine months ended September 30, 2024

The following table sets forth our results of operations for the nine months ended September 30, 2025 and 2024:

	For the nine months ended September 30,		Variance (1)
(U.S. dollars in thousands)	2025	2024	$	%
Revenue	$1,263,033	$1,284,765	$(21,732)	(1.7)%
Cost of services (excluding depreciation and amortization)	547,406	532,297	15,109	2.8%
Selling, general and administrative	413,671	438,774	(25,103)	(5.7)%
Depreciation and amortization	204,622	207,028	(2,406)	(1.2)%
Impairment expense on goodwill and other assets	1,295	795	500	62.9%
Restructuring and other costs	26,420	1,520	24,900	n/m
(Gain) / loss on disposal of subsidiaries and other assets, net	(254)	508	(762)	(150.0)%
Operating income	69,873	103,843	(33,970)	(32.7)%
Other (expense) / income, net	(6,499)	2,010	(8,509)	(423.3)%
Interest expense, net	(102,363)	(107,646)	5,283	(4.9)%
Loss before taxes	(38,989)	(1,793)	(37,196)	n/m
Income tax expense	118,290	9,558	108,732	n/m
Net loss	$(157,279)	$(11,351)	$(145,928)	n/m

(1)
n/m - not a meaningful percentage

Revenue

Revenue decreased $21,732, or 1.6%, to $1,263,033 for the nine months ended September 30, 2025 from $1,284,765 for the nine months ended September 30, 2024. This decrease is largely attributable to a decrease of $45,552, or 6.3% in our Merchant Solutions segment mainly due to the sale of the direct marketing payment processing business line which contributed to decline in revenue of $86,235, offset partially by an increase in revenue due to a licensing agreement executed in the third quarter, higher volumes and growth in e-commerce driven by initiatives to expand our sales capabilities. This was further offset by an increase in revenue of $23,349, or 4.1% in our Digital Wallets segment primarily due to a favorable impact of $15,640 on foreign exchange rates and growth across all verticals, offset partially by a decrease in interest revenue earned.

For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $15,109, or 2.8%, to $547,406 for the nine months ended September 30, 2025 from $532,297 for the nine months ended September 30, 2024. The increase is largely attributable to an increase in our Digital Wallets segment of $13,394 or 8.4% mainly due to growth in lower margin verticals in addition to the unfavorable impact of $5,897 on foreign exchange rates as well as an increase of $1,244 in our Merchant Solutions segments due to growth in lower margin verticals, offset partially by a decrease of $28,939 in cost of services due to the disposal of the direct marketing payment processing business line.

Selling, general and administrative

Selling, general and administrative expenses decreased $25,103, or 5.7%, to $413,671 for the nine months ended September 30, 2025 from $438,774 for the nine months ended September 30, 2024. This decrease is primarily driven by a decrease in personnel costs of $17,002 due to a decline in performance based compensation, a decrease in share based compensation of $10,204 due to performance awards and awards that vested after September 30, 2024 and a decrease in legal and professional fees of $9,299 due to a decline in consulting fees following the finalization of the portfolio optimization project in the prior year. The decrease was offset partially by an increase in credit losses of $3,623, an increase in advertising and promotions of $2,968 and an increase in severance of $2,059.

Depreciation and amortization

Depreciation and amortization decreased $2,406, or 1.2%, to $204,622 for the nine months ended September 30, 2025 compared to $207,028 for the nine months ended September 30, 2024 mainly due to fully amortized acquired assets and customer relationships, offset partially by increased amortization on new intangible assets placed in service.

Impairment expense on goodwill and other assets

Impairment expense on goodwill and other assets increased $500, to $1,295 for the nine months ended September 30, 2025 from $795 for the nine months ended September 30, 2024. Impairment expense on goodwill and other assets is mainly related to a $638 impairment of a right of use asset for a leased office space following the disposal of the direct marketing payment processing business line, as well as impairment of software development costs.

Restructuring and other costs

Restructuring and other costs increased by $24,900, to $26,420 for the nine months ended September 30, 2025 from $1,520 for the nine months ended September 30, 2024. The increase was driven by $18,776 in other costs primarily attributable to higher legal fees related to the securities litigation against the Company and indemnities provided by the Company in a related class action lawsuit, as well as higher transformation costs of $6,302 associated with projects to improve merchant platforms as well as finance and risk processes.

(Gain) / loss on disposal of subsidiaries and other assets, net

Gain on disposal of subsidiaries and other assets, net was $254 for the nine months ended September 30, 2025 compared to a loss of $508 for the nine months ended September 30, 2024. The gain for nine months ended September 30, 2025, related to the disposal of the direct marketing payment processing business within the Merchant Solutions segment.

Other (expense) / income, net

Other (expense) / income, net increased by $8,509, or 423.3%, to an expense of $6,499 for the nine months ended September 30, 2025 from an income of $2,010 for the nine months ended September 30, 2024. The increase in the expense was primarily driven by a decrease in other gains of $3,793 mainly due to a release of a goods and services tax provision of $4,120 due to the statute of limitations, a fair value loss on derivative instruments of $1,435 compared to a gain in the prior year of $1,224 due to a decrease in forecasted interest rates, an increase in loss on foreign exchange of $1,739 due to the strengthening of the Euro and a decrease in gains on debt repurchases of $1,621 due to the lack of debt repurchases during the current period.

Interest expense, net

Interest expense, net decreased by $5,283, or 4.9%, to $102,363 for the nine months ended September 30, 2025 from $107,646 for the nine months ended September 30, 2024. The decrease in interest expense, net was primarily due to the benefit of debt repurchases as well as a decrease in the effective interest rates.

Income tax expense

Income tax expense was $118,290 for the nine months ended September 30, 2025 compared to $9,558 for the nine months ended September 30, 2024. The increase in income tax expense is a result of the recognition of a valuation allowance related to our recoverability of deferred tax assets on tax losses and restricted carryforwards in the UK and US during the nine months ended September 30, 2025.

Net loss

The Company had a net loss of $157,279 for the nine months ended September 30, 2025 compared to a net loss of $11,351 for the nine months ended September 30, 2024. The net loss was largely driven by an increase in income tax expense, a decrease in revenue, an increase in cost of sales and an increase in restructuring and other costs. This was offset partially by a decrease in selling, general and administrative expenses.

Adjusted EBITDA

Adjusted EBITDA for the Company decreased $21,942, or 6.3%, to $326,767 for the nine months ended September 30, 2025 from $348,709 for the nine months ended September 30, 2024. This decrease was primarily driven by decreased revenue of $21,732 along with increased cost of services of $15,109, offset partially by a decrease in selling, general and administrative expenses (excluding share-based compensation) of $25,103, as described above.

A reconciliation of Net loss to Adjusted EBITDA is as follows for the nine months ended September 30, 2025 and 2024:

	For the nine months ended September 30,
(U.S. dollars in thousands)	2025	2024
Net loss	$(157,279)	$(11,351)
Income tax expense	118,290	9,558
Interest expense, net	102,363	107,646
Depreciation and amortization	204,622	207,028
Share-based compensation	24,811	35,015
Impairment expense on goodwill and other assets	1,295	795
Restructuring and other costs (1)	26,420	1,520
(Gain) / loss on disposal of subsidiaries and other assets, net	(254)	508
Other expense / (income), net (2)	6,499	(2,010)
Adjusted EBITDA	$326,767	$348,709

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring and certain other costs. For the nine months ended September 30, 2025, restructuring costs amounted to $6,537, consisting of transformation costs associated with projects to improve merchant platforms as well as finance and risk processes, and other costs amounted to $19,382 primarily consisting of legal costs. For the nine months ended September 30, 2024, restructuring amounted to $899 and other costs amounted to $606 primarily consisting of legal costs.
(2)
As noted above, other expense / (income), net, consists of foreign exchange gains and losses, fair value movement in contingent consideration receivable, gains on debt repurchases, fair value movement in derivative instruments, fair value movement in warrant liabilities and other. For the nine months ended September 30, 2025, other expense / (income), net includes a loss on foreign exchange of $6,668 and a fair value loss on derivatives of $1,435. This was offset partially by a fair value gain on contingent consideration of $488 and other gains of $712 consisting mainly of the receipt of a relocation grant. For the nine months ended September 30, 2024, other expense / (income), net includes gains on debt repurchases of $1,621, a gain on derivative instruments of $1,224 and other gains of $4,505, partially offset by a loss on foreign exchange of $4,929.

Analysis by Segment

We operate in two operating segments: Merchant Solutions and Digital Wallets. Our reportable segments are the same as our operating segments. Segment Adjusted EBITDA is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Segment Adjusted EBITDA includes the revenues of the segment less operating expenses that are directly related to those revenues and an allocation of shared costs and excludes the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation expense, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net.

The Company allocates shared costs to the two segments. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

Three months ended September 30, 2025 compared to three months ended September 30, 2024

Merchant Solutions

The following table presents our results for the Merchant Solutions operating segment for the three months ended September 30, 2025 and 2024:

	For the three months ended September 30,		Variance
(U.S. dollars in thousands)	2025	2024	$	%
Revenue (1)	$231,935	241,142	(9,207)	(3.8)%
Cost of sales (excluding depreciation and amortization) (1)	126,931	129,770	(2,839)	(2.2)%
Selling, general and administrative (2)	57,240	58,726	(1,486)	(2.5)%
Segment Adjusted EBITDA	$47,764	$52,646	$(4,882)	(9.3)%

(1)
Amount includes intersegment transactions that are attributable to the segment. Intersegment transactions are primarily for processing credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Segment Adjusted EBITDA.

The commentary included below excludes amounts that are outside of our definition of Segment Adjusted EBITDA. Refer to the commentary of these amounts under “Results of Operations”.

Revenue decreased by $9,207, or 3.8%, to $231,935 for the three months ended September 30, 2025 from $241,142 for the three months ended September 30, 2024. This decrease was mainly due to the disposal of the direct marketing payment processing business line which contributed to a decline in revenue of $24,061, partially offset by an increase in revenue due to a licensing agreement executed in the third quarter, higher volumes and growth in e-commerce driven by initiatives to expand our sales capabilities.

Cost of services (excluding depreciation and amortization) decreased by $2,839 or 2.2% to $126,931 for the three months ended September 30, 2025 from $129,770 for the three months ended September 30, 2024. This decrease is due to a decrease of $10,420 in cost of services due to the disposal of the direct marketing payment processing business line, offset partially by an increase driven by growth in lower margin verticals.

Selling, general and administrative decreased by $1,486, or 2.5%, to $57,240 for the three months ended September 30, 2025 from $58,726 for the three months ended September 30, 2024. This is mainly due to a decrease in personnel costs of $6,386 driven by a decline in performance based compensation and a reduced headcount following the sale of the direct marketing payment processing business line, and a decrease in legal and professional fees of $2,860 due to a decline in consulting fees following the finalization of the portfolio optimization project in the prior year. The decrease was offset partially by an increase in credit losses of $3,136, an increase in advertising and promotion of $2,194, and an increase in sales taxes of $2,928.

Segment Adjusted EBITDA decreased by $4,882, or 9.3%, to $47,764 for the three months ended September 30, 2025 from $52,646 for the three months ended September 30, 2024, due to variances explained above.

Digital Wallets

The following table presents our results for the Digital Wallets operating segment for the three months ended September 30, 2025 and 2024:

	For the three months ended September 30,		Variance
(U.S. dollars in thousands)	2025	2024	$	%
Revenue (1)	$205,687	190,930	14,757	7.7%
Cost of sales (excluding depreciation and amortization) (1)	59,921	53,298	6,623	12.4%
Selling, general and administrative (2)	52,375	53,513	(1,138)	(2.1)%
Segment Adjusted EBITDA	$93,391	$84,119	$9,272	11.0%

(1)
Amount includes intersegment transactions that are attributable to the segment. Intersegment transactions are primarily for processing credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Segment Adjusted EBITDA.

Revenue increased by $14,757, or 7.7%, to $205,687 for the three months ended September 30, 2025 from $190,930 for the three months ended September 30, 2024. This increase was primarily due to a favorable impact of $11,631 on foreign exchange rates, in addition to growth across all verticals, partially offset by a decrease in interest revenue earned.

Cost of sales increased by $6,623, or 12.4%, to $59,921 for the three months ended September 30, 2025 from $53,298 for the three months ended September 30, 2024. The increase is due to growth in lower margin verticals in addition to the unfavorable impact of $4,306 on foreign exchange rates.

Selling, general and administrative decreased by $1,138, or 2.1%, to $52,375 for the three months ended September 30, 2025 from $53,513 for the three months ended September 30, 2024. The decrease is due to a decrease in personnel costs of $3,375 mainly driven by a decrease in performance based compensation, as well as a decrease in severance of $427. The decrease is offset partially by an increase in legal and professional fees of $1,324 and an increase in information technology of $1,306.

Segment Adjusted EBITDA increased by $9,272, or 11.0%, to $93,391 for the three months ended September 30, 2025 from $84,119 for the three months ended September 30, 2024, due to variances explained above.

Nine months ended September 30, 2025 compared to nine months ended September 30, 2024

Merchant Solutions

The following table presents our results for the Merchant Solutions operating segment for the nine months ended September 30, 2025 and 2024:

	For the nine months ended September 30,		Variance
(U.S. dollars in thousands)	2025	2024	$	%
Revenue (1)	$681,966	727,518	(45,552)	(6.3)%
Cost of sales (excluding depreciation and amortization) (1)	388,362	387,118	1,244	0.3%
Selling, general and administrative (2)	176,719	182,065	(5,346)	(2.9)%
Segment Adjusted EBITDA	$116,885	$158,335	$(41,450)	(26.2)%

(1)
Amount includes intersegment transactions that are attributable to the segment. Intersegment transactions are primarily for processing credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Segment Adjusted EBITDA.

The commentary included below excludes amounts that are outside of our definition of Segment Adjusted EBITDA. Refer to the commentary of these amounts under “Results of Operations”.

Revenue decreased by $45,552, or 6.3%, to $681,966 for the nine months ended September 30, 2025 from $727,518 for the nine months ended September 30, 2024. This decrease was mainly due to the sale of the direct marketing payment processing business line which contributed to a decline in revenue of $86,235, offset partially by an increase in revenue due to higher volumes and growth in e-commerce driven by initiatives to expand our sales capabilities.

Cost of services (excluding depreciation and amortization) increased by $1,244 to $388,362 for the nine months ended September 30, 2025 compared to $387,118 for the nine months ended September 30, 2024. This increase is due to a growth in lower margin verticals, offset partially by a decrease of $28,939 in cost of services due to the disposal of the direct marketing payment processing business line.

Selling, general and administrative decreased by $5,346, or 2.9%, to $176,719 for the nine months ended September 30, 2025 from $182,065 for the nine months ended September 30, 2024. This decrease is due to a decrease in legal and professional fees of $10,338 due to a decline in consulting fees following the finalization of the portfolio optimization project in the prior year, a decrease in personnel costs of $4,743 mainly due to a decrease in performance based compensation, and a decrease in information technology costs of $1,363. This was offset partially by an increase in advertising and promotion costs of $4,305, an increase in sales taxes of $3,323 and an increase in severance of $797.

Segment Adjusted EBITDA decreased by $41,450, or 26.2%, to $116,885 for the nine months ended September 30, 2025 from $158,335 for the nine months ended September 30, 2024, due to variances explained above.

Digital Wallets

The following table presents our results for the Digital Wallets operating segment for the nine months ended September 30, 2025 and 2024:

	For the nine months ended September 30,		Variance
(U.S. dollars in thousands)	2025	2024	$	%
Revenue (1)	$594,409	571,060	23,349	4.1%
Cost of sales (excluding depreciation and amortization) (1)	172,386	158,992	13,394	8.4%
Selling, general and administrative (2)	163,424	162,262	1,162	0.7%
Segment Adjusted EBITDA	$258,599	$249,806	$8,793	3.5%

(1)
Amount includes intersegment transactions that are attributable to the segment. Intersegment transactions are primarily for processing credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Segment Adjusted EBITDA.

Revenue increased by $23,349, or 4.1%, to $594,409 for the nine months ended September 30, 2025 from $571,060 for the nine months ended September 30, 2024. This increase was primarily due to a favorable impact on foreign exchange rates of $15,640, as well as growth across all verticals, offset partially by a decrease in interest revenue earned.

Cost of sales increased by $13,394, or 8.4%, to $172,386 for the nine months ended September 30, 2025 from $158,992 for the nine months ended September 30, 2024. The increase is due to growth in lower margin verticals in addition to the unfavorable impact of $5,897 on foreign exchange rates.

Selling, general and administrative increased by $1,162, or 0.7%, to $163,424 for the nine months ended September 30, 2025 from $162,262 for the nine months ended September 30, 2024. The increase is due to an increase in credit losses of $3,236, an increase in legal and professional fees of $2,775, an increase in information technology of $2,095 and an increase in severance of $758. This is offset partially by a decrease in personnel costs of $6,218 mainly driven by a decrease in performance based compensation.

Segment Adjusted EBITDA increased by $8,793, or 3.5%, to $258,599 for the nine months ended September 30, 2025 from $249,806 for the nine months ended September 30, 2024, due to variances explained above.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, our businesses historically experience increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our gaming operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Wallets businesses experience increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations.

Inflation

While inflation may impact our revenue and expenses, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Quantitative and Qualitative Disclosure about Market Risk

Our market risk includes the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. We monitor risk exposures on an ongoing basis. The Company utilizes derivative financial instruments to manage interest rate risk on its variable rate debt facilities and term loans. The company does not apply hedge accounting for its derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk relating to the portion of our borrowings that are subject to variable interest rates, as well as investment revenue. The Company actively manages interest rate risk through the use of interest rate swaps or caps. Interest rate swaps convert floating rates to fixed, and interest rate caps limit the potential impact of rising interest rates.

As of September 30, 2025, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $13.3 million unfavorable impact and a decrease of 100 basis points would result in a $13.3 million favorable impact on annualized net loss. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD SOFR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

As of December 31, 2024, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $12.6 million unfavorable impact and a decrease of 100 basis points would result in a $12.6 million favorable impact. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD SOFR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

Foreign Currency Risk

We have global operations and trade in various foreign currencies, primarily the Great British Pound, Euro, Peruvian Soles, Canadian Dollar, and Swiss Franc. In addition, we are exposed to currency risk associated with translating our functional currency financial statements into its reporting currency, which is the U.S. dollar. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar.

We manage the exposure to currency risk by commercially transacting materially in U.S. dollars, Euros and Great British Pounds, the currencies in which we materially incur operating expenses. We limit the extent to which we incur operating expenses in other currencies, wherever possible, thereby minimizing the realized and unrealized foreign exchange gain/(loss). The currency of the Company’s borrowings is in part matched to the currencies expected to be generated from the Company’s operations. Intercompany funding is typically undertaken in the functional currency of the operating entities or undertaken to ensure offsetting currency exposures.

As of September 30, 2025, had the U.S. dollar strengthened by 10% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $11.1 million. A weakening of the U.S. dollar by 10% against the above currencies would have had an equal and opposite effect.

As of December 31, 2024, had the U.S. dollar strengthened by 10% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $21.5 million. A weakening of the U.S. dollar by 10% against the above currencies would have had an equal and opposite effect.

Credit Risk

Credit risk is the risk of financial loss if a consumer or merchant counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents, settlement receivables, restricted cash in respect to customer accounts, and trade receivables.

The Company is also exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment.

The cash and cash equivalents and restricted cash in respect to customer accounts are deposited with different banking partners with a variety of credit ratings. Credit exposures are regularly monitored and managed by the Group’s Treasury function with oversight from the Group Safeguarding and Treasury Committee ("STC").

Settlement receivables primarily relate to receivables from third party payment institutions , as well as receivables from distribution partners arising in our Digital Wallets business. These receivables are closely monitored on an ongoing basis. The Digital Wallets business utilizes credit limits and insurance to limit its overall gross exposure to distribution partners.

Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral, usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Group to cover unpaid receivables). Outstanding trade receivables are regularly monitored to flag any unusual activities such as chargebacks. Having a significant number of consumers and merchants across multiple geographies and industries helps mitigate the Group’s exposure to concentration risk. Through the Group’s global credit risk framework we forecast, under normal business conditions, the probability of the occurrence of credit events before they occur. Customer credit risk is managed by each business unit subject to our established customer credit risk management policies, procedures and controls.

Liquidity Risk

Liquidity risk is the risk that we may be unable to meet our financial obligations as they fall due. We control and monitor both cash levels and cash flow on a regular basis, including forecasting future cash flows. Our objective to managing liquidity is to ensure that, as far as possible, we always have sufficient liquidity to meet our liabilities as they become due.

In order to mitigate short-term liquidity risk and fund future merger and acquisition activity, we have a $305,000 revolving credit facility available, from which we make draw downs and repayments throughout the period. The balance drawn on the revolving credit facility as of September 30, 2025 was $111,943. As of December 31, 2024 we had drawn down $90,713 on our revolving credit facility.

As of September 30, 2025, and December 31, 2024, the total principal amount of our external borrowings was $2,522,921 and $2,390,689, respectively. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. All interest and mandatory debt repayments were satisfied at December 31, 2024 and for the nine months ended September 30, 2025.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain a first lien debt ratio below 7.5x a Last Twelve Months EBITDA measure adjusted for certain items as stipulated in the company’s facilities agreement. As of September 30, 2025, and December 31, 2024, the Company was in compliance with all financial covenants associated with its debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the United Kingdom and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital in addition to our other sources of liquidity. As of September 30, 2025 and December 31, 2024, we had $248,557 and $216,683 in cash and cash equivalents. Furthermore, we had $193,057 available under our Revolving Credit Facility as of September 30, 2025. We had $214,287 available under our Revolving Credit Facility as of December 31, 2024.

In addition to our cash and cash equivalents on our unaudited condensed consolidated statements of financial position, we expect to continue to generate cash from our normal operations as well as the ability to draw down on our credit facilities, disclosed below, as required. We believe that we have sufficient financial resources to fund our activities and execute our business plans during the next 12 months.

Share Repurchase Program

For further discussion regarding our Share Repurchase Program, refer to Note 12, Share Repurchase Program, within the unaudited condensed consolidated financial statements included elsewhere in this Report.

Debt

For further discussion regarding our debt facilities, refer to Note 7, Debt, within the unaudited condensed consolidated financial statements included elsewhere in this Report.

As market conditions warrant, we and/or certain equity holders, Blackstone, CVC and/or our respective affiliates, may from time to time seek to repurchase securities that we have issued or loans that we have borrowed in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any such purchases may be funded by existing cash or by incurring new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may relate to a substantial amount of a particular tranche of debt, with a corresponding reduction, where relevant, in the trading liquidity of that debt. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which may be material, and result in related adverse tax consequences to us.

Cash Flow

Operating Activities

Net cash flows provided by (used in) operating activities mainly consists of our net income / (loss) adjusted for non-cash items and movements in working capital.

Non-cash items usually arise as a result of timing differences between expenses recognized and actual cash costs incurred or as a result of other non-cash income or expenses. Non-cash items include: depreciation and amortization; unrealized foreign exchange gain/(loss); deferred tax (expense)/benefit; non-cash interest expense, net; share-based compensation expense; other (expense)/income, net; impairment expense on goodwill and intangible assets; allowance for credit losses; gain/(loss) on disposal of subsidiaries and other assets, net; and non-cash lease expense.

Movements in working capital include the movements in: accounts receivable, net, prepaid expenses, other current assets, accounts payable, other liabilities, and income tax receivable / payable. Movements in working capital are affected by several factors including the timing of month-end and transaction volume, especially for accounts receivable, net and accounts payable.

Net cash flows from operating activities decreased by $33,665 to $161,244 for the nine months ended September 30, 2025 from $194,909 for the nine months ended September 30, 2024. The key reason for the decrease is due to a decrease in revenue, lower realized foreign exchange gains, increased restructuring and other costs and increased tax payments, offset partially by lower interest paid and a decrease in outflows from working capital.

For the nine months ended September 30, 2025 net cash flows provided by operating activities of $161,244 primarily consists of a net loss of $157,279, adjusted for non-cash items of $351,603, largely driven by depreciation and amortization of $206,136, a deferred tax expense of $82,487, allowance for credit losses of $31,766, share-based compensation of $24,811, interest expense, net of $9,217, non-cash lease expenses of $6,991 and impairment on goodwill and other assets of $1,295, offset by unrealized foreign exchange gains of $10,677. This was partially offset by net cash outflows of $33,080 from working capital.

For the nine months ended September 30, 2024 net cash flows provided by operating activities of $194,909 primarily consists of a net loss of $11,351, adjusted for non-cash items of $260,670, largely driven by depreciation and amortization of $208,006, share-based compensation of $35,015 and allowance for credit losses of $28,841, offset by a deferred tax benefit of $17,751, and other income, net of $6,939. This was partially offset by net cash outflows of $57,618 from working capital.

Investing Activities

Net cash used in investing activities increased $30,175 to $101,540 for the nine months ended September 30, 2025 from $71,365 for the nine months ended September 30, 2024. This increase is primarily attributed to an outflow from merchant reserves of $26,373, an increase in purchases of merchant portfolios of $7,999, an increase in other intangible asset expenditures of $3,730 and lower receipts under derivative financial instruments. This was offset partially by an increase in cash inflows from merchant reserves of $9,417, and an inflow of $1,948 associated with the sale of the direct marketing payment processing business line.

Financing Activities

Net cash used in financing activities decreased $46,572 to $285,351 for the nine months ended September 30, 2025 from $331,923 for the nine months ended September 30, 2024. The decrease primarily resulted from a decrease in repurchases of borrowings and the movement in settlement funds – merchant and customers, net.

The Company’s regulatory obligations in the United Kingdom and Ireland include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded as an asset in our Consolidated Statements of Financial Position, in customer accounts and other restricted cash, net which is presented as part of cash, cash equivalents, customer accounts and other restricted cash, net as reported in the Consolidated Statements of Cash Flows.

The Company also has a corresponding liability to its customers recognized in our Consolidated Statements of Financial Position as funds payable and amounts due to customers, as well as settlement receivables, net, that represent timing differences in the settlement process between the cash settlement of a transaction and the recognition of the associated liability. The movements in these account balances are presented net within financing activities (collectively "Settlement funds - merchant and customer, net"). The current year outflow in Settlement funds - merchant and customers, net is consistent with the decline in customer accounts and other restricted cash, net.

Borrowings and repayments on all facilities were $723,811 and $734,678, respectively, for the nine months ended September 30, 2025 and $809,291 and $799,916, respectively for the nine months ended September 30, 2024. There were no repurchases of borrowings for the nine months ended September 30, 2025 compared to $80,253 for the nine months ended September 30, 2024.

We believe that our current level of cash and borrowing capacity under debt facilities, in addition to future cash flows from operations will be sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future.

Accounting Pronouncements Not Yet Adopted

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within the financial statements included elsewhere in this Report.

Critical Accounting Estimates

There have been no material changes in our critical accounting estimates during the nine months ended September 30, 2025. A detailed discussion of our critical accounting estimates is included within our 2024 Annual Report.